UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2005

Commission File Number 000-26571

CREO INC.
(Registrant’s name)

3700 Gilmore Way
Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2005

CREO INC.

By:	/s/ MARK DANCE

Name: Mark Dance
Title: Chief Financial Officer and Chief Operating Officer

Creo Inc. 2004 Annual Report

creo

04

Annual Report

This is a digital printing plate:
it changes everything.

In 2004, we transformed our business. We were an equipment, software, and services supplier. Now we are a provider of complete prepress systems including our own digital printing plates.

NCI: the story of a Creo customer

Network Communications, Inc. (NCI) is the leading publisher and provider of printed and online real estate information in North America, and the world’s largest provider of real estate advertising. With 2004 revenues of US$140 million, NCI publishes more than 550 magazines in the United States, Mexico and Canada.

From their single facility in Lawrenceville, GA, they control every aspect of production, from the original layout to the local delivery of each magazine. Their Creo solutions are essential to their ability to produce consistently high-quality magazines in such huge volume, with such a rapid production schedule. NCI is enjoying 19-20% annual growth in revenue, and attributes much of their US$40 million in increased revenue to their Creo-enabled print-production system.

1 Creative/Design

Hundreds of individual contributors create pages of ads and submit them over the Internet to the design team in the NCI central office. Using Creo software, NCI designers view and validate nearly 30,000 pages a month.

2 Prepress — file preparation

Preparing a publication for print production is a technical, complex, and time-sensitive task. At any one time, NCI has 128 different publications in production. Their Creo automated workflow system has reduced error, improved quality, and accelerated the process by at least 12%.

3 Prepress — proofing

At each prepress step, files must be proofed for accuracy of color, page content, and page order. NCI uses Creo on-screen proofing technology to reduce the number of printed proofs, for an annual saving of nearly US$100,000.

4 Prepress — plate-making

The pages are color-separated, and imaged onto aluminum printing plates: one plate for each of the four ink colors (cyan, magenta, yellow, and black).

Every month, NCI images 15,000 Creo printing plates in their automated Creo CTP (computer-to-plate) imaging systems.

5 Printing

The imaged printing plates are mounted onto the cylinders of a printing press. NCI runs five presses 24 hours a day, making over 48 million impressions each month. Each color is printed, one on top of the other, to create the final printed pages. The pages are then cut, sorted and bound into the final publication. Every four weeks, NCI produces 550 separate publications.

6 Distribution

The printed, bound publications are loaded onto NCI’s fleet of trucks and distributed to locations across North America. Their flagship publication — the Real Estate Book® — is picked up and read by 20 million readers each month.

Broad Selection Worldwide

Creo-branded plates are now in use in commercial, newspaper and packaging printing, **in nearly every region of the globe.** We continue to qualify new plates from other vendors, as well as to support all existing qualified plates, giving customers the broadest possible choice.

One-Stop Shop

Customers can now rely on Creo for the most competitive combination of equipment, software, services, and consumables. **One strong relationship** with a trusted supplier makes their lives simpler and allows them to focus on what they do best.

Excellent Performance

Creo plates deliver great **performance on press (producing high-quality print, quickly),** image consistently (ensuring reliability during production), and demonstrate wide latitude in manufacturing (keeping plate costs competitive). Creo innovation in the area of processless plates will reduce customer costs further, eliminating steps and equipment in the prepress process.

This is what it means to our customers' businesses.

The complete picture.

Reliable Supply

In fiscal 2004, we acquired two plate-manufacturing facilities and finalized co-manufacturing agreements with others. **Four digital plates are now in production.** Creo now has ~18 million m^2 (~200 million ft^2) of wholly-owned plate-production capacity, with plans to increase capacity in our West Virginia plant and construct a new production facility in Germany.

Contents

2 To our Shareholders
7 Management Q&A
10 Market Trends
16 Fiscal 2005 Targets
17 Financial Review
60 Corporate Information
64 Glossary
66 Quarterly Highlights

To our shareholders

In fiscal 2004, we transformed our business. We added our own digital printing plates to our existing equipment, software, and services to become a provider of complete prepress systems. This transformation was critical to our continued success in the graphic arts industry, effectively leveling the competitive playing field and doubling our total addressable market. In short, it really does change everything.

Our performance in fiscal 2004 established a strong foundation for continued growth in earnings and shareholder value. We increased earnings and revenue, more than doubling our 2003 profit and achieving our goal of a 10% increase in overall revenue. This is our third consecutive year of revenue and earnings improvement, and all of our business segments gained over the prior year. Consumables revenue alone grew by 62.3% over 2003, driven by the extraordinary growth in digital plate sales. By the end of our first year as a plate manufacturer, we had built a completely new business that was generating an annualized revenue run rate of nearly US$65 million. This is not the first time that Creo has engineered such dramatic change — the hundredfold growth of the company over the last ten years demonstrates our continued determination and agility.

However, despite our successes, we have not grown earnings as quickly as anticipated. After several years of steady improvement, our gross margins dropped from 44.6% in 2003 to 42.4% in 2004, with continued pressure toward the end of the year. Contributing factors include pricing pressure in the worldwide computer-to-plate (CTP) business, increased costs resulting from currency appreciation, and the investment required to successfully build our new digital plate business. We recognized these pressures early on and worked hard throughout the year to reduce expenses, eliminating lower-priority activities and consolidating operations wherever possible. These efforts were successful in reducing this year’s operating expenses from 47.8% (2002) and 42.9% (2003) to 41.9% (2004) of revenue.

2     CREO INC. | ANNUAL REPORT 2004

In January, we completed an initial round of cost reductions and prioritization activity, closing an office near Seattle, WA and reducing about 100 positions by consolidating those operations into our primary research and development centers. In June and August respectively, we closed software development centers in Denver, CO and Turnhout, Belgium. In August, we also announced the relocation of our subsidiary headquarters for the Americas region from Billerica, MA to our main offices in Vancouver. This move — which follows last year’s successful consolidation of back-office sales and order administration — will be completed by early 2005. At the same time, as part of our annual budget process, we began a review of our entire business. On October 6, we announced the results of that review and extended our cost-reduction programs aimed at expanding gross margins and cutting operating expenses. The actions in August and October will eliminate approximately 200 additional positions.

We are confident that these measures will contribute to higher margins and increased earnings throughout fiscal 2005. Our actions are directed towards achieving our highest priority for fiscal 2005: to deliver profit before tax of 8% or higher in Q405.

Digital plates: the market, the opportunity

Over the last several years, market forces have altered the competitive landscape in our industry. Creo once competed with other vendors in equipment, software, and service sales alone. We now compete primarily with larger companies that offer film, plates, and/or other printing consumables along with equipment and software. These vertically-integrated competitors regularly discount equipment sales to secure the long-term, highly profitable revenue streams from plates and other consumables. Despite this uneven playing field, Creo has done well by leveraging the superior performance of our equipment, software solutions, and customer support. However, it has been challenging to increase earnings and margins in such a competitive environment. It became imperative for Creo to adapt to this new market reality in order to continue as the world’s leading prepress vendor and build long-term shareholder value.

Creo customers form the industry’s largest installed base of CTP systems and are thus the largest single group of digital plate consumers. Supplying digital plates for our customers’ CTP devices represents an enormous opportunity for us; akin to selling razor blades for their razors. The digital plate business is large, with estimated worldwide sales in 2004 just under US$2 billion. It is a growing market: the projected compound annual growth of digital plate shipments from 2003 to 2007 is 16.5%. We estimate that digital plate sales will increase to about US$3 billion by 2007.

We are committed to making Creo a significant player in this market.

CREO INC. | ANNUAL REPORT 2004     3

Expanding plate-production capacity to meet growing demand

September 2003:
Announced acquisition of plate-manufacturing facility in Pietermaritzburg, South Africa. Completed acquisition in December 2003.

February 2004:
Acquisition of plate-manufacturing facility in Middleway, West Virginia, USA.

Creo now has about 18 million m2 (200 million ft2) of wholly-owned plate-production capacity.

At our current growth rate, we will require additional capacity in North America by early 2006. The construction of a second plate line now underway in West Virginia will add an additional 10 million m2 (108 million ft2) of annual capacity and is expected to go into production by the end of calendar 2005.

Subsequent to year-end, Creo negotiated the purchase of land in Germany for construction of a European plate facility, which we expect will ultimately provide an additional 20 million m2 (215 million ft2) of annual capacity, with the first line coming on stream in late 2006. In March 2004, we were successful in securing US$48.4 million* in equity financing, a portion of which is being used to support the expansion of these production facilities.

*net of share issue cost and tax benefit.

Transforming a company: the year in review

In September 2003, Creo entered the digital plate business as part of a major new strategic thrust. During fiscal 2004, we acquired two plate-manufacturing facilities and increased their output to meet rapidly increasing demand (see sidebar). Creo is now the world’s fourth largest CTP plate vendor, with a full line of digital plates. Our customers now rely on Creo for the most competitive combination of equipment, software, services, and consumables.

Plate sales to existing customers have exceeded our expectations, and the proportion of new CTP systems that are sold with plates continues to climb. By the end of fiscal 2004, about 8% of Creo CTP customers were using our plates and one-third of our new CTP customers were buying Creo plates with their systems. Our plates are now in use by commercial, newspaper and packaging printers in nearly every region of the world.

The digital media strategy is already an integral part of our business and has created a strong basis for future earnings growth. Indeed, as fixed costs are spread over higher volumes, our margins on digital plates will steadily improve. A strong digital plate business increases the competitiveness of our complete solutions, allowing us to better leverage our sales channels and support organizations around the world. It also enhances the long-term, profitable relationships we enjoy with our customers. Most importantly, it increases the stability of our earnings and revenue as the proportion of recurring business increases. As our plate business grows, we will be able to progressively reduce our research and development investment from a projected 15% of consumables revenue in 2005 to just 5% in 2007. This will bring us into the typical R&D range for the industry. Over the same period, we project that overall R&D expenditures will decline to approximately 9% of total revenue.

As a result of our success over the course of the year, a number of industry players actively expressed interest in our business. In order to ensure that our board and management were making the best business decisions aimed at maximizing shareholder value, the board appointed a special committee to conduct a review of strategic alternatives available to the company. Regardless of the outcome of this review, we are confident that the continued implementation of our digital plate strategy will increase shareholder value.

4     CREO INC. | ANNUAL REPORT 2004

Creo innovation at Drupa 2004: helping customers differentiate

To be successful in today’s competitive print market, our customers must differentiate their products and lower their operating costs. Creo aims to provide increased differentiation for printers by helping them provide new services and deliver superior print quality, while reducing costs. We offer them an unequalled range and quality of equipment and plates, the most powerful, scalable, productive software systems, and the most comprehensive customer service and support in the industry. In fiscal 2004, we introduced a range of new products and services. Many were launched at Drupa 2004, the world’s largest international trade show for print-media production. From the new very-large-format Magnus™ CTP system, new and enhanced software products and digital-print integration tools, to a gravure-imaging system, Spotless™ printing technology, and our new range of plates (including the Clarus™ line of processless plates), these products and many others are a result of our continued commitment to research and development. Every day, Creo solutions help our customers to win new clients, impress existing clients, and increase their profit margins.

Read more about how our customers are accelerating their businesses with Creo technology on pages 10-15.

Looking ahead

As we enter our second year as a complete systems provider, we are clear on our objectives and sure in our strategic direction. In fiscal 2005, our highest priority is to deliver on our earnings commitment to our shareholders. We are closely focused on controlling costs, fully committed to achieving earnings growth, and intent on reaching profit before tax of 8% or higher in fiscal Q405. We expect to continue 2004’s top-line improvement while increasing consumables revenue by more than 50% once again. In the first quarter, we expect our entire plate business, including all related operating expenses, to cross breakeven.

In 2005, we will continue to ramp up production of digital plates while improving logistics and operational efficiency.

Our Clarus WL processless plate — introduced at the Drupa tradeshow in 2004 — will also enter production in 2005. We expect that sales of this plate will add significant profitability to our overall plate business in fiscal 2005.

Digital print will be the fastest-growing printing technology for the next decade or more, and Creo is in a great position to take advantage of this opportunity. Our relationship with Xerox Corporation — the leading supplier of production toner-based digital printers — is strong and allows us to offer our customers the best and most popular production digital printers available today. In January 2004, we expanded this relationship to include a joint development agreement and a reseller agreement: Creo now resells Xerox production digital color presses in North America. At Drupa 2004, Creo and Xerox unveiled a combined workflow for digital and offset print production that is more powerful than anything else on the market. Through fiscal 2005, we will continue to exploit our advantages in the digital print market, increasing the power and range of our solutions; driving the integration of offset and digital printing through common workflow; and expanding our partnership base to better access the total opportunity. As only a small percentage of commercial printers have invested in digital presses to date, we feel there is tremendous potential in digital print in the coming years.

Our underlying competitive advantage is our ability to innovate, which allows us to develop and deliver market-leading products quickly. These products are backed by the best service and support organization in the industry. However, over the coming years it is vital that Creo

CREO INC. | ANNUAL REPORT 2004    5

1 Improve our competitive capability to offer complete solutions to our customers. We:

•	established a successful digital plate business

•	ramped up supply to meet increasing demand

2 Penetrate targeted growth markets and regions. We:

•	expanded our presence in the newspaper and packaging markets

•	extended our relationship with Xerox in the digital print market

•	introduced open connectivity for the revolutionary Veris™ proofer

•	grew 23.7% in Asia Pacific — especially Japan and China

•	grew our OEM business 19.7% over 2003

3 Provide increased differentiation for our customers. We:

•	introduced Spotless™ printing

•	rolled out strong new products at Drupa and GraphExpo shows

•	advanced the Networked Graphic Production (NGP) initiative with over 40 partners to allow our customers to reduce costs and connect with print buyers

4 Demonstrate our operating leverage. We:

•	reduced total operating expenses from 42.9% (2003) to 41.9% (2004) of revenue

•	continued with the implementation of our worldwide management information systems

•	reported earnings of US$11.5 million or 21 cents per diluted share in fiscal 2004, an increase of 108% compared to fiscal 2003 continues to build the most efficient sales, manufacturing, and distribution infrastructure in the industry. We are committed to increasing the effectiveness of our direct and indirect sales teams, developing partnerships and channels for sales of smaller-format devices and products aimed at specialized markets. We will also continue expansion in growing regions such as China, Japan, and Eastern Europe.

A landmark year

2004 marked ten years since the introduction — in April 1994 — of the first Creo CTP device. Since then, Creo has set the pace in our industry for equipment, software, and service innovation. As a result, our business has grown more than one-hundredfold in the last decade. In 2004 alone, the Creo team brought a completely new digital plate business to market — a tremendous achievement. This success has laid the foundation for continued earnings and revenue growth through fiscal 2005 and beyond. With our transformation now complete, we are focused on executing our strategy and increasing earnings.

At our annual and special meeting on February 10, 2005, Creo shareholders will be asked to endorse this direction for the company. Creo board and management are confident that our business plan is optimized to maximize shareholder value, including short-and long-term profitability. We trust that shareholders will carefully review all supporting material made available to them in advance of the meeting and support a decision that will allow Creo to continue to implement our strategy for sustainable growth in earnings and revenue.

Creo has a market-leading portfolio of products and services, tremendous customers and partners, and a great team of people dedicated to our customers’ success. We would like to thank them and their families, as well our shareholders, for their continued support.

Amos Michelson Chief Executive Officer	Charles Young Chair of the Board

6     CREO INC. | ANNUAL REPORT 2004

How is Creo able to compete successfully with the larger, more experienced digital plate suppliers?

AM: Our primary competitive advantage lies in the strong research and development effort behind our comprehensive portfolio of plates. The Creo development team understands the requirements of our customers and can deliver high-quality products to market quickly and efficiently. Our one-layer plate-coating technology and wide plate-manufacturing latitude mean that our production lines can operate with very high yield, ensuring a sustainable low-scrap operation. Creo digital plates are robust (making them easy to handle without causing damage); perform extremely well on press; and demonstrate wide imaging latitude, which reduces the number of service visits required in the field.

Our success in this market is not dependent on achieving the same total level of production as our biggest competitors. A reasonably high level of utilization of our existing and planned plate production lines, which are each of the size typical for our industry, will allow us to keep our manufacturing costs in line. We are confident that we will achieve fully competitive production efficiency as our plate volume grows.

The cost of the primary raw material for plate-manufacturing — aluminum — is determined in the commodity markets and is the same for all players, eliminating any possible competitive edge in securing the most important input. In Q105, we will also bring into production a high-margin processless polyester plate that does not require anodized aluminum at all.

Every new buyer of a computer-to-plate (CTP) imaging system must choose an appropriate plate, and existing CTP users will re-evaluate their choice of vendors from time to time. Creo has the industry’s largest installed base of CTP systems and our customer base is heavily weighted toward larger-format and higher-volume printers, i.e. the largest single group of digital plate consumers. Our history of direct sales has established strong long-term relationships that are already yielding a high rate of conversion to Creo plates, with no requirement for additional sales infrastructure.

How does the digital plate business affect your operational infrastructure?

MD: Our success in the consumables business depends on our ability to continuously measure and improve upon our production and distribution infrastructure. Creo had established distribution and sales channels for proofing consumables — ink and paper for our digital proofers. Those same channels are ideally suited for selling digital plates and we continued to improve that capability over the year. We are also able to bring into play some technical advantages that our competitors can’t match. One example of this is our new Inventory Assist program, which relies on our ability to remotely communicate with every Creo CTP machine ever built, and allows us to track plate usage and set up automatic ordering. Not only does this help our customers manage their plate inventory and eliminate expensive emergency shipments, but it also allows us to reduce distribution costs by shipping directly from our manufacturing plants to customer sites.

CREO INC. | ANNUAL REPORT 2004    7

Why are you planning to invest in more plate-manufacturing capacity now?

AM: Our plate business continues to grow very quickly — in line with our expectations — and we expect to reach the limits of our existing capacity around the end of 2005, a little less than two years after buying the West Virginia plant. We need to plan now to accommodate future demand and the lead times required to ramp up the new production capacity. Overall, industry consultants project a 16.5% compound annual growth rate in the volume of thermal plates required between 2003 and 2007. We will more than double our wholly-owned plate-production capacity by 2007 to help meet this growing demand.

Do you believe that the cost-reduction measures Creo has taken over the past year are sufficient?

MD: We have significantly reduced costs on an ongoing basis over the last few years, although changes in currency exchange rates have been working against us. Despite the significant increase of some of our costs — in particular those in Canadian dollars — when measured in U.S. dollars, our total operating expenses as a percentage of revenue have been declining since fiscal 2002. Before intangible asset amortization, severance, restructuring, accelerated depreciation, and other income, operating expenses as a percentage of total revenue were 40.2% in 2004, down from 43.2% in 2003.

Our objective is to grow shareholder value by reducing expenses without reducing earnings. We are committed to delivering earnings before tax of 8% or higher in Q405 and believe that the reductions we have implemented to date will allow us to meet that target. We will continue to carefully manage our operating expenses through cost controls and efficiency improvements.

After several years of improvement, Creo saw a decline in gross margin this year. To what do you attribute this and do you expect to see improvements in fiscal 2005?

MD: About half of the reduction in our margins in fiscal 2004 resulted from costs stemming from under-utilized plate capacity and shipping cost variance as we entered the plate business. We are rapidly increasing shipments; spreading our fixed costs over more volume. The remainder of the margin decrease can be attributed to pricing pressure, the impact of currency fluctuations, and changes to our product mix. The aggressive competition on plate prices that we saw in our first six months in the market has abated and pricing has stabilized for us. We may continue to experience some price pressure on our CTP equipment, but our ability to sell the value of our complete solutions is unmatched. After short-term pressure in the first half of fiscal 2005, we expect overall gross margins to move back up by end of the fiscal year. In addition, 50% of the cost-reduction measures we implemented in fiscal 2004 were targeted at improving our gross margins.

What will happen to Creo’s R&D expenditures over the next few years?

JH: Our R&D expenditures in fiscal 2004 were about 13% of revenue and we intend to reduce them to below 12% in fiscal 2005 and to approximately 9% by 2007. Currently, about 95% of our non-funded R&D is dedicated to our existing product lines in the graphic arts industry, with just 5% of the total being spent on projects incremental to our current business lines. To accommodate the increased R&D dedicated to growing our consumables business, we have been reducing investment elsewhere in our organization for several years. We continue to closely manage our spending, with more mature product lines receiving less funding over time.

Apart from the incremental R&D and other costs associated with entering the plate business, our overall spending is well in line with our peers and similar companies in other industries. We will continue to systematically rebalance resources across our entire R&D portfolio to make sure that every development delivers value to our customers and profit to our shareholders.

8     CREO INC. | ANNUAL REPORT 2004

Why did you relocate your Americas subsidiary headquarters to Canada? Is this part of a larger effort to optimize your global sales and distribution infrastructure?

JH: Consolidating operations and moving the headquarters from Boston to Vancouver will reduce costs and streamline our operations. We are committed to increasing the efficiency of every aspect of our global operations. As our plate business grows, we will increase the leverage of our sales channels and support organization around the world. Like most of our competitors, we rely on a mixed distribution model with direct sales channels for higher-value products and in the larger economies of the world, and indirect channels for the rest. We will continue to optimize channel strategy for each individual market and geography. The indirect approach has been quite successful for us in Canada for instance, as well as in Latin America, Eastern Europe, and parts of Asia.

What do you see as the future trends in the graphic arts industry?

AM: The strength of the Creo team in driving innovation and change will drive several key trends that will change the way our customers ensure their own success:

Processless plates: Computer-to-plate (CTP) technology is still a relative newcomer to the graphic arts industry. In fact, industry statistics show that only about 40% of the printing plates used in 2004 were digital. The remaining 60% were imaged conventionally and are open for conversion to digital production in the years to come. We strongly believe that the availability of high-performance, reasonably-priced, processless plates will drive adoption of CTP in the rest of the market.

At the Drupa exhibition in May 2004, Creo announced two processless plates, the Clarus WL and the Clarus PL. In the first quarter of fiscal 2005, Creo will begin production of the Clarus WL — a chemistry-free, waterless plate intended for direct-imaging presses. The potential customer base for this high-margin plate is clearly defined and easily accessible.

Digital printing: Many commercial offset printers are looking to add color digital printing in order to meet rising demand for short-run customized and/or personalized print products. Although a significant difference in per/page production costs prevents digital print from displacing higher-volume offset print-production, it is a market that offers tremendous growth and one on which Creo will focus a lot of attention in the coming years. Our objective is to attain and deliver the elusive combination of high-speed, top-quality, and low-cost per page digital printing.

As the largest group of production workflow users in the industry, current Creo customers are well prepared to add digital print workflow components without significant additional training or cost. Tight integration with our existing Prinergy® and Brisque® prepress work-flow systems allows the same print job to be printed digitally or offset for maximum flexibility. Creo and Xerox Corporation have collaborated for nearly 10 years to produce digital printing solutions and are working together to increase the integration of digital and offset print production. We plan to continue to expand our product offerings and partnerships in the digital print market in fiscal 2005.

Faster turn-around through Web-based technology: Internet and online services are crucial for fast and efficient interaction between the creative team, the print buyer, and the printer. Creo pioneered this area of technology with Synapse® InSite, which has been used for several years by many customers and print buyers to enable collaboration and online proofing. We have already armed the most productive printers in the world with Web-enabled digital technologies. Looking forward, printers who have not achieved the benefits of this approach will be at a significant disadvantage.

CREO INC. | ANNUAL REPORT 2004    9

Vis-O-Graphic Inc.

Vis-O-Graphic is a long-established printer in the Chicago area. Creo counseled them to attract business through quality differentiation. As a direct result, they have grown 50% in a single year— and they serve this expanded client base without any increase in staff.

Creo plate used: Positive Thermal Plate (PTP)

Vital Statistics

50%	2004 revenue growth
$6.6	million (US) 2004 revenue
50%	productivity increase attributed to fully automated Creo system
33	employees
0	new prepress staff required by growth
100%	Staccato® screening
1-3	day typical job turnaround

“Our Creo rep said ‘I want to help you differentiate and gain market share. If I put a Creo machine on your floor, you guys can do a million more in sales.’ He was right: we’ve done more than double that.”

John Dahlke, Production Manager
Vis-O-Graphic, Inc. Chicago Il, USA

Creo innovation gives our customers a competitive edge

Creo has been a major force in driving an entire industry’s shift from analog to digital technology and our computer-to-plate systems are the standard for successful printers. In this competitive market, Creo is strongly differentiated. Not only do we offer market-leading equipment, software, consumables, and service, but we also partner with our customers to ensure that they can extract the greatest value from their investment.

Our customers include many of the most successful printers in the world. They rely on our innovation to help them maintain profitability as their businesses face intense competition, shrinking profit margins and pressure to keep improving quality, speed and service. Our customers credit their ongoing success directly to our understanding of the industry and the innovative solutions we produce. The majority of our research & development effort is devoted to sustaining the leadership of our product lines and ensuring that our customers have a path to continued productivity improvements. In North America, over 75% of our revenue comes from existing Creo customers who are upgrading and improving their competitive capability.

Creo technology helps our customers differentiate

Printing is a very competitive business. Those who are committed to long-term success are always looking for ways to grow their business and increase their efficiency. They compete on advantages other than price, while streamlining their business processes to enhance their bottom line. Creo technology provides these businesses with the added value and differentiation they need to thrive:

Value in Print (ViP): We have helped our customers elevate the industry benchmark for print quality through the color stability

“Before, a typical job would take a day. Now we can make plates in 10 minutes and our customers can pick up the printed product before they go for lunch.”

JumGeun Lee, President, Dongsan Color Co.

10     CREO INC. | ANNUAL REPORT 2004

Dongsan Color Co.

A small commercial printer in Korea, Dongsan runs a day-and-night printing and prepress tradeshop business with only four employees. Their labor-efficient, automated Creo CTP system delivers high-quality plates and presswork in less time than ever.

Creo plate used: Positive Thermal Plate (PTP)

Vital Statistics

$0.8	million (US) 2004 revenue (approx.)
4	employees
2	shifts (day and night)
20%	business growth attributed to Creo systems
40%	work cycle reduction attributed to Creo systems
150	plate consumption/day
7	different sizes of plates used

11     CREO INC. | ANNUAL REPORT 2004

“When Creo said they were going to give us rated speed, we didn’t believe it. It’s not just the number of pages, it’s the variables: there are 500 to 1000 variables on each piece; they have to be printed in the right spot, duplex, eight up. And guess what? Creo could handle anything we threw at ‘em. We couldn’t be happier.” Mike Panaggio, CEO, DME Inc., Daytona Beach FLA and image fidelity delivered by Creo Staccato® screening. This year we continued to leverage the process stability of Creo SQUAREspot® thermal imaging by developing revolutionary new technologies such as Spotless printing (introduced in 2004). By allowing printers to deliver the visual impact of spot colors using process inks instead of spot inks, Spotless printing benefits the printer’s bottom line and instills a new level of confidence in the production process.

Networked Graphic Production (NGP): Founded by Creo, the NGP organization delivers cross-vendor solutions that automate the entire print-production process. More than 40 NGP Partners have developed over 140 integrated solutions using open standards such as Portable Document Format (PDF) and Job Definition Format (JDF). With Networked Graphic Production connectivity, Creo systems can interact and interoperate with other manufacturers’ devices and products to create business-wide automation for our customers.

Digital print: Full-color digital print is now routinely used for everything from regionally-customized printing, to demographically-segmented printing, to one-to-one personalized print. With Creo tools like Darwin™ and the VI Toolkit, marketers can create sophisticated campaigns with text and graphical variables that change on each printed item. Creo offset and digital technologies can interact and share files easily, providing printers with a seamless expansion of print capabilities.

Color: Creo customers are in the expectation-management business: they need to assure clients that a job will look same at final output as it does during the creation/ design phase. Color products and services from Creo help maintain color consistency across many different output devices. They help customers reduce cycle times, labor costs, and ink consumption; increase yield; and ultimately differentiate their presswork through improved color consistency. Creo innovation in this area includes the revolutionary Veris™ proofer, which produces high-quality, repeatable proofs at significant cost-per-proof savings. Veris has been chosen by some of the most demanding customers, including many high-profile New York advertising firms. In 2004, the Veris attained the highest possible scores in visual tests at the Digital Proofing Forum, organized by the German Printing and Media Industries Federation and the European Color Initiative. It also rated the highest standing in the visual evaluation at the IPA Color Proofing RoundUP II in Chicago.

12     CREO INC. | ANNUAL REPORT 2004

DME Inc.

DME, of Daytona Beach, FL, is a leading-edge example of hybrid digital-offset printing. Their Creo workflow system prepares the files for Xerox/Creo digital output and for their Trendsetter® platesetter. Some items are printed offset, with variable data digitally overprinted, and other items are printed all-digital, in full color, with hundreds of variables. The result is direct-marketing response rates that have brought DME major nationwide accounts, and an average annual growth of approximately 15%.

Vital Statistics

$75-85	million (US) 2004 revenue
15%	average annual growth (approx.)
650	employees (Daytona Beach, Tampa, Los Angeles)
60-70%	improvement in response rate, with targeted color variable-data printing
500%	productivity increase attributed to Creo systems
10,000,000+	pages monthly digital print output

CREO INC. | ANNUAL REPORT 2004    13

Rotimprés Impressions Offset S.A.

A newspaper printer in Girona, Spain, Rotimprés is a long-term Creo customer. They have accelerated their production schedule and significantly reduced costs. Thanks to improved output quality and print stability, they have increased their commercial printing business, printing catalogs and magazines to supplement the newspapers they print for Spanish and French markets.

Creo plate used: FortisTMPN

Vital Statistics

24	hours per day of non-stop operation
5%	ink savings on color plates
60%	labor reduction attributed to Creo prepress
23	years in business
95	employees
135	panorama plates produced per hour

“We now take on a larger volume of work, because of the efficiency we have gained. For the first time we can guarantee production start times for our newspapers.”

Pere Boada Salinas, Technical Manager, Rotimprés Impressions Rotatives Offset S.A., Girona, Spain

Customers draw on the value of complete Creo solutions

This year’s introduction of Creo printing plates allows us to offer customers a complete Creo solution that includes equipment, software, consumables and service. While most of our revenue comes from our core product lines (CTP, work-flow, and plates), customers also rely on Creo to provide a full range of products to round out their digital prepress facilities. Creo customers value the completeness of our solutions and our ability to support their full prepress system.

The business value of Creo solutions was publicly highlighted throughout 2004:

•	Users of Creo thermal CTP solutions, workflow, and/or Creo-Xerox digital print solutions won approximately 70% of the 90 Best of Category awards at the Premier Print gala, held in conjunction with the Graph Expo tradeshow.

•	Creo customers were honored with the majority of the annual Gold Ink Awards, which recognize producers of exceptional printed work.

•	Creo digital printing customers received nearly half of the annual Printing Innovation with Xerox Imaging (PIXI) Awards, including the Best of Show Award.

•	Creo customers won nearly half of the awards presented at the 2nd Asian Print Awards in Singapore.

“In this business, consistency is essential. Thanks to Creo technology, we can run a job once, twice, fifteen times and the consistency’s always there. Our business growth comes from our ability to turn work around faster, to deliver sharper, cleaner print, and to do it first time, every time. It’s Creo that made it possible.”

Bob Scott, Vice President of Manufacturing, Dixie Printing and Packaging Corporation

14     CREO INC. | ANNUAL REPORT 2004

Dixie Printing and Packaging Corporation

Based in Glen Burnie, MD, Dixie prints food, cosmetic and other packaging products. With their Creo solution, they have increased productivity 75%, and grown their customer base by 10%.

Creo plate used: MirusTMPN

Vital Statistics

$20	million (US) 2004 revenue
7-10%	annual increase in client base
75%	increase in productivity attributed to Creo systems
300%	increase in platemaking speed with Creo CTP
10	hours job turnaround time (six colors, 10,000 sheets)
500	Creo plates per month (average)
75%	files that arrive electronically

CREO INC. | ANNUAL REPORT 2004     15

Fiscal 2005 Performance Targets
1
Achieve profit before tax of 8% or higher in fiscal Q405
2
Achieve 10% overall revenue growth
3
Increase consumables revenue by more than 50%

16     CREO INC. | ANNUAL REPORT 2004

Financial Review

Overview	18
Vision and Strategy	19
• 2004 Priorities	19
• 2005 Priorities	21
Significant Accounting Policies and Estimates	21
Results of Operations	23
• Summary of Fourth Quarter Results	23
• Revenue	23
• Revenue by Economic Segment	24
• Gross Profit	24
• Operating Expenses	25
• Equity Loss	28
• Gain on Sale of Investment	28
• Income Tax	28
Liquidity and Capital Resources	28
• Commitments	28
• Capital Expenditures	29
• Sources and Uses of Cash	29
• Foreign Currency Hedging Instruments	30
Subsequent Event	30
New Accounting Pronouncements	31
Correction to Previously Released Financial Statements	31
Risk Factors	32
Selected Quarterly Data	35
Management’s Statement and Auditors’ Report	36
Consolidated Balance Sheets	37
Consolidated Statements of Operations and Deficit	38
Consolidated Statements of Cash Flows	39
Notes to Consolidated Financial Statements	40
Six-Year Financial Summary	59

Financial Highlights

(in thousands of U.S. dollars, except per share data, and in accordance with Canadian GAAP)

Operations:

Years ended September 30	2004	2003/	2002/
Total revenue	$635,799	$578,038	$539,852
Cost of sales	366,180	320,197	306,581
Gross profit	269,619	257,841	233,271
Total operating expenses	266,257	247,751	258,112
Net earnings (loss)	$11,474	$5,509	$(24,302)
Basic earnings (loss) per share	$0.22	$0.11	$(0.49)
Diluted earnings (loss) per share	$0.21	$0.11	$(0.49)

Financial Position:

September 30	2004	2003	2002
Cash and cash equivalents	$82,565	$59,021	$70,671
Working capital	187,742	156,988	141,113
Total assets	579,370	501,392	495,205
Short-term debt	—	—	16,440
Shareholders’ equity	369,939	303,987	283,945

CREO INC. | ANNUAL REPORT 2004     17

Management Discussion and Analysis
of Financial Condition and Results of Operations
(in thousands of United States dollars, unless otherwise indicated, and in accordance with Canadian generally accepted accounting principles)

The following discussion should be read in conjunction with the consolidated financial statements and notes included on pages 36 – 58 in this annual report. We prepare and file our consolidated financial statements and management discussion and analysis of financial condition and results of operations (“MD&A”) in United States (“U.S.”) dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). A reconciliation of our results to generally accepted accounting principles in the U.S. is provided on page 55 in note 19 of the notes to the consolidated financial statements.

OVERVIEW

Founded in 1983, Creo is a developer and manufacturer of digital solutions for the graphic arts industry. We manufacture products for commercial, publication and on-demand printers, packaging converters, prepress trade shops, newspaper publishers, and creative professionals. Our prepress, printing and digital press solutions are based on a foundation of proprietary intellectual property and include software and hardware for computer-to-plate (“CTP”) imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. We also supply on-press imaging technology, components for digital presses, and color servers for high-speed digital printers to our OEM customers.

     Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S., Israel, and South Africa. On September 30, 2004, Creo employed approximately 3,960 people. Of these, approximately 905 were engaged in research and product development, 950 in manufacturing, 1,115 in customer support activities, 525 in sales and marketing, and 465 in general and administration functions. The number of full-time employees in 2004 would have declined except for the addition of several hundred manufacturing employees at the two plate-production facilities added this year.

     This discussion and analysis for the fiscal year ended September 30, 2004 focuses on our financial results from the sale of our products, services, and consumables in the following economic segments: Americas; Europe, the Middle East and Africa (“EMEA”); Asia-Pacific, including Japan; and OEM and Other. The Americas region includes sales, distribution, and regional support for Canada, the U.S., Mexico, and Central and South America. This region is headquartered in Vancouver with regional support in Billerica, MA, and employs approximately 820 people. Headquartered in Waterloo, Belgium, the EMEA region employs a team of approximately 625. There are 11 Creo subsidiaries in our EMEA region, as well as a network of dealers and distributors. Our Asia-Pacific segment is based both in Hong Kong and Tokyo, where 315 employees distribute Creo products and provide customer support through offices serving 17 markets in Asia-Pacific and Japan. The OEM and Other segment consists of the rest of our operations and includes royalties as well as products and services from our OEM businesses.

     The bulk of our revenue comes from the sale and support of complete CTP systems, including output devices, workflow software, consumables, peripherals and service. Product revenue includes the sale of equipment and software, and revenue earned from installation, training, and warranty services. Product revenue from sales made directly to end customers is recognized upon installation or customer acceptance, depending on the contract, or upon shipment if no installation is required by Creo. Service revenue is derived from customer support agreements entered into in connection with product sales, renewals, and time and materials and is recognized over the term of the contract or when services are provided. Consumables revenue is from the sale of printing plates, proofing paper and ink, and other prepress consumables to our customers. Revenue from consumables is recognized upon shipment.

     During fiscal 2004, product revenue made up 59.7% of total revenue; service revenue made up 28.2% of total revenue; and consumables revenue comprised 12.1% of total revenue. Consumables revenue increased significantly as a percentage of total revenue in 2004 from 8.2% in 2003 and 2002.

18     CREO INC. | ANNUAL REPORT 2004

     We operate internationally with a substantial portion of our business conducted in local currencies. Accordingly, our results are affected by exchange rate fluctuations of the U.S. dollar relative to the euro and other European currencies, the Canadian dollar, the Japanese yen, the Israeli shekel, and to a lesser extent other foreign currencies. We use currency hedging instruments to reduce the volatility in certain forecasted cash flows arising from changes in currency exchange rates.

     We sell and support the majority of our products through both direct and indirect sales channels, with the exception of our OEM products that are sold, distributed, and supported by our OEM partners. In each market we aim to optimize the sales channel for the products sold through that channel with the characteristics of the market. We use our direct sales organization in the largest markets for sale of most of our products. The direct approach is an effective distribution method for the majority of our CTP equipment products as it allows our specifically trained sales force to sell the competitive differentiation of our solutions. Accordingly, in the Americas, approximately 80% of our sales are made through direct channels, while approximately 55% of our sales are through direct channels in EMEA and nearly 70% in the Asia-Pacific region. We successfully employ indirect channels, including dealers and distributors, in the smaller markets and for lower cost or lower volume products. We intend to expand partnerships and indirect channels around the world in the future.

     Our core markets in the graphic arts industry include commercial and publications printers, newspaper publishers, packaging printers and converters, digital printers, and creative professionals.

     Several years ago, we determined that Creo needed to become a full systems vendor — selling consumables in addition to equipment and services — in order to remain competitive and profitable in an industry where our largest competitors generate profits from consumables sales while subsidizing equipment sales. In September 2003, we launched our first digital plate and expanded our consumables business that previously consisted of mainly ink and paper for digital proofers. We have made considerable progress in this strategy in our first year of execution and this has improved our competitive position.

     We estimate that our total addressable market today is approximately $5.5 billion. The digital plate business is a large and fast growing part of the graphic arts market. Industry sources estimate that total digital plate sales in 2004 were $1.9 billion of a total plate market of approximately $4.0 billion. With the largest CTP installed base of any vendor, we have an opportunity to capture sales from existing Creo customers, who are the largest single group of digital plate users, as well as new customers.

VISION AND STRATEGY

Creo’s vision is to strengthen our position as a leading developer and supplier of innovative digital prepress products and technologies for the graphic arts industry. We expect the sale of our digital media, including printing plates and proofing media, to augment our competitive capability to deliver on our strategic vision. Creo creates shareholder and customer value through our customer commitment, technology leadership and operational excellence.

2004 Priorities

In our 2003 annual report, we identified the following priorities and in fiscal 2004, we achieved significant progress towards addressing these objectives.

1) Improve our competitive capability to offer complete solutions to our customers. We intend to roll out our digital media strategy worldwide to improve our competitive capability to offer complete solutions to our customers.

Progress during fiscal 2004:

•	After only one year, we have a broad and highly competitive portfolio with some of the best plates in the industry and more products in the pipeline. These plates include the Creo Positive Thermal Plate for commercial printers, the Fortis PN for the newspaper market and Mirus PN for the commercial and packaging market, as well as the Clarus WL and Clarus PL processless plates announced at the Drupa trade show.

•	Creo-branded plates are now in use in commercial, newspaper and packaging printing, in nearly every region of the world, except Japan. We exited fiscal 2004 with approximately eight percent of existing Creo customers — and approximately one-third of new customers — using Creo plates.

•	Creo has grown to be the fourth largest digital plate vendor in the world in just one year. We currently have 18 million m2 in wholly-owned capacity as well as contracted capacity in Europe and Asia.

•	We have ramped up our global supply and support network for the consumables business. In 2004, we acquired two manufacturing facilities — one in South Africa and the other in West Virginia — for an aggregate acquisition cost of $26.7 million, net of working capital. As well we have developed contracted capacity in other regions, including a partnership with Sichuan Juguang Printing Apparatus Co. Ltd. to reach the important and growing market in China. Both manufacturing plant acquisitions were accretive in fiscal 2004.

CREO INC. | ANNUAL REPORT 2004     19

•	We achieved our goal to grow total revenue by 10% and exceeded our plan to increase consumables revenue by 50%, growing by 62.3% over fiscal 2003. Plates represented more than half of the $76.8 million in consumables revenue — our single largest growth area.

2) Penetrate targeted growth markets and regions. We intend to continue to make investments in research and the development of innovative technologies as well as to apply our existing technologies to growth markets, such as packaging, newspapers and digital printing, and the broad market of small to mid-size printers.

Progress during fiscal 2004:

•	We introduced a broad range of new products to address our targeted growth markets, including Prinergy Evo, a PDF workflow suitable for mid-size and small commercial printers, and the Magnus VLF, the most productive VLF CTP device available today suitable for commercial and packaging printers.

•	We also introduced new versions of the world-leading Prinergy and Brisque workflow systems; the new Synapse Director, which provides integrated management for Brisque workflows; and Synapse NewsManager, a powerful new workflow for the newspaper business.

•	We signed an agreement with Xerox Corporation to resell their mid-range and entry-level production color digital presses in Canada and the United States. This agreement allows Xerox to increase the penetration of digital presses into commercial print establishments and offers Creo the ability to provide customers with a complete digital printing solution. We continue to improve sales capability in this area.

•	Together with Xerox, we introduced a highly integrated digital/offset printing workflow, which will deliver increased productivity and seamless switching between digital and offset print production.

•	All of our regions reported improved revenue in 2004, with particularly strong growth in Asia-Pacific.

3) Provide increased differentiation for our customers by helping them reduce costs, provide new services and deliver superior print quality to their customers.

Progress during fiscal 2004:

•	Customers continue to invest in and demonstrate the business value of Creo technology. We conduct detailed reviews of customer productivity before and after installation of our CTP and workflow systems. We have collected consistent evidence to support the increased productivity of our complete systems, evaluated in terms of net labor hours per plate.

•	At the 2004 Premier Print Awards, held subsequent to our year-end, approximately 70% of the 90 Best of Category awards went to users of Creo thermal computer-to-plate solutions, workflow, and/or Creo-Xerox digital print solutions.

•	The products and services in our Value in Print and Networked Graphic Production initiatives continue to help our customers increase the quality of their print production using consistent and repeatable manufacturing methods enabling lower costs and increased competitiveness. Networked Graphic Production, an industry initiative founded by Creo, now includes over 40 industry-leading companies who are working together to create a seamlessly integrated production environment.

4) Demonstrate our operating leverage. We will continue our attention to controlling costs and increasing operational efficiency worldwide.

Progress during fiscal 2004:

•	Total operating expenses in 2004 were $266.3 million, or 41.9% of total revenue, including restructuring of $4.3 million, severances and accelerated depreciation of $4.0 million, intangible asset amortization of $3.1 million, and other income of $0.9 million. Despite significant foreign currency impact, our operating expenses as a percentage of total revenue, excluding the above noted items, declined to 40.2% in 2004 from 43.2% in 2003.

•	We continue with the implementation of our worldwide management information systems including a global enterprise resource planning (“ERP”) system. In 2004, we added ERP implementations in Israel and South Africa to those in Asia-Pacific and the Americas, and rolled out an integrated sales force automation system in the Americas. As our business requirements have expanded with the addition of the digital plate business and sales

20     CREO INC. | ANNUAL REPORT 2004

automation, we have revised our original worldwide implementation schedule. The installed ERP systems have aided our ability to consolidate operations, reduce overhead costs, and leverage our global operations and economies of scale to improve inventory management and enhance our purchasing power. Our next ERP implementation will be in West Virginia followed by Europe. The sales force automation system is expected to be extended to Asia-Pacific in 2005.

•	We reported earnings of $11.5 million or 21 cents per diluted share in 2004, an increase of 108% compared to $5.5 million or 11 cents per diluted share in 2003.

2005 Priorities

For fiscal 2005, we will continue to focus on providing increased differentiation to our customers by helping them reduce costs, provide new services and deliver superior print quality to their customers, while increasing value to our shareholders. As we provide value to our customers and our shareholders, we will focus on the following priorities to position Creo for future profitable growth:

1) Our highest priority in fiscal 2005 will be to deliver earnings growth. We will continue our attention to controlling costs and driving the business forward and expect to achieve profitability of 8% or higher in the fourth quarter of 2005. We intend to achieve the following goals:

•	Increase revenue through the continued execution of our digital plate strategy which improves the competitiveness of our entire product offering;

•	Expand overall gross margin through targeted efficiency improvement programs to reduce service and equipment manufacturing cost of sales;

•	Improve plate margins by driving customer demand for Creo digital plates and increasing plate manufacturing utilization; and

•	Reduce our operating expenses as a percentage of revenue through continued cost control and efficiency improvements.

2) Our second priority is to improve our competitive capability to offer complete solutions to our customers by building a strong digital plate business. A strong digital plate business increases the competitiveness of our complete solutions and leverages our sales channels and support organizations around the world. We expect our success in the digital plate market to increase the stability of our earnings and revenue, as the proportion of recurring business increases; and enhance the long-term, profitable relationships we enjoy with our customers.

3) Our third priority is to penetrate targeted growth markets and regions. In 2004, we grew our business in all regions, particularly in the Asia-Pacific region and in our OEM segment. We expect to continue this growth in 2005, while leveraging the increasing profitability of the digital plate business and expanding our business in digital printing with Xerox. We also intend to extend our partnership base to better access the total digital printing opportunity. While digital printing today is only a small part of the overall volume of commercial printing, it is growing at double digit rates, and our core market of commercial printers are keenly interested in the opportunity that digital printing offers them to grow their businesses.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

General

Our consolidated financial statements are prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Senior management has discussed the development, selection, and disclosure of these estimates with the audit committee of the Creo board of directors. These estimates are also reviewed by our auditors. Actual results could differ from these estimates under different assumptions or conditions.

Allowance for doubtful accounts

We consider the age of the accounts receivable, our historical write-offs, and the collectibility of specific customer accounts in estimating the allowance for doubtful accounts. This process takes into account the creditworthiness of and the economic conditions affecting the customer as well as the general economic climate, among other factors. Should any of these factors change, the estimates made by us will also change. This could impact the level of our future provision for doubtful accounts. If the financial condition of our customers was to deteriorate, affecting their ability to make payments, additional provisions for doubtful accounts may be required.

Vendor-lease recourse provisions

We use various third-party vendor-leasing programs to assist our customers to finance the purchase of our products. Under these programs, we may be required to repay a portion of the third-parties’ potential losses, up to a

CREO INC. | ANNUAL REPORT 2004     21

limit, should our customers default on their financing arrangements. Our provisions are based on our estimate of the risk of loss from these potential occurrences. We consider our historical default experience, the economic conditions of the customers, and general economic climate, among other factors, in estimating lease recourse obligations. The estimates made by us will change should any of these factors change. If the financial condition of our customers was to deteriorate, affecting their ability to make the lease payments, additional provisions for lease recourse obligations may be required.

Inventory

We value our inventory at the lower of cost and net realizable value. We assess the need for an inventory provision based on historical usage and our estimates about future customer demand for our products. We also identify specific inventory, which may be determined to be slow-moving or obsolete, and apply our estimates for inventory provisions. If a market condition in our industry or the economy declines, or our future demand does not materialize as anticipated, additional inventory provisions may be required.

Warranty provisions

We estimate the likelihood that products sold will be subject to warranty claims in establishing the accrued warranty liability. In making such determinations, we use estimates based on the nature and terms of the contract and our past experience with the product. If we were to experience an increase in warranty claims compared with our historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, additional provisions would be required and our gross margin could be adversely affected.

Restructuring

In the last three fiscal years we have engaged in certain restructuring actions to reduce costs and increase the efficiency of our business and have utilized significant estimates related to expenses for lease cancellation and other exit costs. In calculating provisions, we estimate, for each location, the amount to be paid in lease termination payments, the future lease and operating costs to be paid until the lease is terminated, and the amount, if any, of sublease revenues. To form our estimates for these costs, we perform a managerial assessment of the affected facilities and consider the current market conditions for sub-lease of each site. Our assumptions on lease termination payments, operating costs until terminated or any offsetting sublease revenues may turn out to be incorrect and our actual cost may be materially different from our estimates.

Accounting for income taxes

We record income taxes in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities which are included within our consolidated balance sheet. We then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we include an expense within the tax provision in the consolidated statement of operations.

     Significant management judgment is required in determining our estimates of future taxable income for purposes of identifying any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we need to adjust a valuation allowance that could materially impact our financial position and results of operations.

Other

Other significant accounting policies, not involving the same level of judgement as those discussed above, are nevertheless important to an understanding of our financial statements. See note 1 of the notes to the consolidated financial statements on pages 40 – 43 which discusses our significant accounting policies.

22     CREO INC. | ANNUAL REPORT 2004

RESULTS OF OPERATIONS

Fiscal Fourth Quarter Results

In the fourth quarter of 2004, total revenue increased 11.2% to $167.1 million compared to the fourth quarter of 2003. Notably consumables revenue reached $24.3 million, more than 105% higher than in the fourth quarter last year. The Asia-Pacific region and OEM businesses also contributed to our overall revenue improvement.

     Gross margin in the fourth quarter of 2004 was 40.7%, compared to 44.1% in the fourth quarter of 2003. The cost of ramping up our digital plate business to meet customer demand, changes in product mix, and pricing pressures on CTP systems reduced gross margin in the fourth quarter of 2004 compared to the same quarter last year.

     Total operating expenses were $69.6 million in the fourth quarter of 2004, including $2.6 million of restructuring and $1.8 million of severances and accelerated depreciation. Total operating expenses increased 10.5% compared to the fourth quarter of 2003 but were substantially unchanged when excluding other income, restructuring, severances, accelerated depreciation, intangible asset amortization and the impact of foreign currency.

     We reported a loss of 2 cents per share in the fourth quarter of 2004, compared to earnings of 5 cents per diluted share in the fourth quarter of last year. The loss in the fourth quarter of 2004 included approximately 4 cents per share of restructuring, 3 cents per share of severance expense and accelerated depreciation, and 1 cent per share of non-cash intangible asset amortization (see selected quarterly financial data on page 35).

Fiscal 2004 Results

Revenue

				2003	2002
Years ended September 30	2004	2003	2002	to 2004	to 2003
Product revenue	$379,489	$360,618	$336,329	5.2%	7.2%
Service revenue	179,520	170,104	158,986	5.5%	7.0%
Consumables revenue	76,790	47,316	44,537	62.3%	6.2%

Total revenue	$635,799	$578,038	$539,852	10.0%	7.1%

Total revenue in 2004 grew by 10.0% with product and service revenue both improving moderately. Consumables revenue increased significantly in 2004 and now accounts for 12.1% of total revenue up from 8.2% in both 2003 and 2002. Our revenue continued to be affected by currency fluctuations and in 2004 the appreciation of the euro, and to a lesser degree the yen, accounted for approximately half of our revenue improvement. In 2003, product, service, and consumables revenue improved compared to 2002. Higher operational revenue in the EMEA and Asia-Pacific regions as well as foreign currency fluctuations contributed to the increase in 2003.

     Our OEM businesses, primarily Leaf digital camera backs and our color server and variable data products for Xerox digital production presses, continued to deliver strong results and improve product revenue in 2004. The strength of these OEM businesses coupled with improved performance in Asia-Pacific and currency gains in EMEA offset weaker product sales in the Americas. In 2003, improved sales activity in EMEA and Asia-Pacific aided by foreign currency appreciation in those regions grew product revenue compared to 2002. Product revenue represented 59.7%, 62.4%, and 62.3%, of total revenue in 2004, 2003, and 2002, respectively.

     A slight increase in service revenue was reported in all regions in 2004 while in 2003 service revenue increased proportionately with the improvement in product revenue. Service revenue from our OEM businesses was stable in both 2004 and 2003. Service revenue represented 28.2%, 29.4%, and 29.4% of total revenue in 2004, 2003, and 2002, respectively.

     We are pleased with the progress we have made in our first year as a digital plate vendor and this year consumables revenue represented the single largest growth area for the company. Consumables revenue increased by 62.3%, exceeding our plan of 50% growth compared to 2003. All of the consumables revenue growth in 2004 came from digital plates, with plates composing more than half of the $76.8 million in consumables revenue. In 2003, consumables revenue increased due to the strengthened euro and more revenue received from our third-party plate partners. In both 2004 and 2003, lower revenue from our legacy proofing consumables were offset in part by currency appreciation. Consumables revenue represented 12.1%, 8.2%, and 8.2% of total revenue in 2004, 2003, and 2002, respectively.

CREO INC. | ANNUAL REPORT 2004     23

Revenue by economic segment

				2003	2002
Years ended September 30	2004	2003	2002	to 2004	to 2003
Americas	$226,437	$218,207	$222,907	3.8%	(2.1)%
EMEA	240,352	221,054	183,434	8.7%	20.5%
Asia-Pacific	89,862	72,662	63,187	23.7%	15.0%
OEM and Other	79,148	66,115	70,324	19.7%	(6.0)%

Total revenue	$635,799	$578,038	$539,852	10.0%	7.1%

All economic segments showed revenue gains in 2004 over the prior year — with the most significant improvements in Asia-Pacific and in our OEM businesses.

     Revenue in the Americas in 2004 rebounded after two years of declining revenue due to the slowdown in the U.S. economy and constraints on our customers’ capital spending. In 2004, increased consumables revenue from higher plate sales in the Americas offset lower product sales compared to 2003. In 2003, improved sales execution and increases in our targeted growth markets, such as newspaper and packaging, were offset by reduced capital spending in our core commercial printing market. Revenue in the Americas region represented 35.6%, 37.8%, and 41.3% of total revenue in 2004, 2003, and 2002, respectively.

     In 2004, we reported our second consecutive year of revenue growth in our EMEA region. The appreciation of the euro and increased plate sales offset a decline in product revenue and legacy proofing consumables. In 2003, EMEA also benefited from the appreciation of the euro while higher equipment sales contributed to increased revenue compared to 2002. Revenue in the EMEA region represented 37.8%, 38.2%, and 34.0% of total revenue in 2004, 2003, and 2002, respectively.

     We demonstrated another year of operational improvement in Asia-Pacific. Japan reported considerable growth in 2004 due to strong CTP equipment sales, higher revenue from NEC Engineering for CTP devices for the Japanese newspaper industry and, to a lesser degree, currency appreciation. In 2003, the region’s revenue increased compared to 2002 owing to improved sales execution and market penetration in Japan, increased product sales in India and China, and the strengthened yen. Revenue in the Asia-Pacific region represented 14.1%, 12.6%, and 11.7% of total revenue in 2004, 2003, and 2002, respectively.

     In 2004, the OEM and Other segment grew by 19.7% with sales of Leaf digital camera backs more than doubling and our digital printing business with Xerox reporting a significantly stronger year compared to 2003. In 2003, reduced royalties received from Heidelberger Druckmaschinen AG and others compared to the prior periods were offset by higher revenues from our digital printing business with Xerox and the production planning software products acquired from ScenicSoft, Inc. (“ScenicSoft”). Revenue in the OEM and Other segment represented 12.5%, 11.4%, and 13.0% of total revenue in 2004, 2003, and 2002, respectively.

Gross profit

				2003		2002
Years ended September 30	2004	2003	2002	to 2004		to 2003
Gross profit	$269,619	$257,841	$233,271	4.6%		10.5%
Gross margin	42.4%	44.6%	43.2%	(220) b.p.	*	140 b.p.	*

* Basis points

In 2004, gross profit increased modestly when compared to our total revenue growth of 10% while in 2003, gross profit increased in line with our overall annual increase in revenue compared to 2002.

In 2004, our gross margin reduced 220 basis points compared to 2003 due to the following factors:

•	The greater proportion of plates in our overall revenue, including legacy conventional plates which have low margins;

•	The cost of our plate business as we scale up our operations to meet rapidly growing customer demand;

•	Pricing pressure on CTP systems; and

•	Changes in product mix, particularly in EMEA and the Americas.

24     CREO INC. | ANNUAL REPORT 2004

     In light of the gross margin pressures we experienced in the latter half of 2004, subsequent to year-end in October, we announced a broad-based cost reduction program. We are now midway through executing on this program which we expect will produce annualized savings of approximately $24.0 million by the third quarter of 2005 — half aimed at gross margin improvement and the other half at operating expense reduction.

Historically, efficiency improvements in our manufacturing and service operations have allowed us to keep pace with price reductions in the market, and we currently have projects underway targeting service and production efficiencies to help improve our overall gross margin. In addition we have taken the following actions to increase plate margin. We plan to:

•	Increase the utilization of our plate operations by stabilizing inventories and improving our materials planning and production process;

•	Reduce the dilutive effect of the low margin, legacy conventional plate business by increasing the proportion of digital plates in our revenue mix; and

•	Double capacity in West Virginia and begin to build capacity in Europe.

In 2003, overall gross margin improved compared to 2002 with the most significant percentage increases in EMEA due to the strengthened euro and in Asia-Pacific due to increased service revenue.

Operating expenses

				2003	2002
Years ended September 30	2004	2003	2002	to 2004	to 2003
Research and development, net	$84,464	$79,007	$73,378	6.9%	7.7%
Sales and marketing	112,763	106,892	97,893	5.5%	9.2%
General and administration	62,459	63,767	67,259	(2.1)%	(5.2)%
Other income	(913)	(7,997)	(5,397)	(88.6)%	48.2%
Other charges	7,484	6,082	24,979	23.1%	*

Total operating expenses	$266,257	247,751	258,112	7.5%	(4.0)%

* not meaningful

Total operating expenses represented 41.9%, 42.9%, and 47.8% of total revenue in 2004, 2003, and 2002, respectively.

     We conducted a series of cost reduction activities through 2004 to streamline our operations and counter the adverse impact of currency appreciation on our total operating expenses. We incurred $0.8 million in severances in the 2004 second quarter and $1.4 million of severances in the 2004 first quarter as a result of consolidation activities announced in December 2003 (see restructuring on page 27 for more details). We also recorded severances and accelerated depreciation for activities announced in August 2004 and October 2004 totaling $1.8 million in the 2004 fourth quarter (see restructuring on page 27 for more details). Aggregate severance costs and accelerated depreciation in 2004 were $4.0 million and were included across all operating expense categories and in cost of sales. Before foreign currency impact of $14.3 million, restructuring of $4.3 million, severances and accelerated depreciation of $4.0 million, intangible asset amortization of $3.1 million, and other income of $0.9 million, operating expenses in 2004 decreased approximately 3.2% and declined as a percentage of revenue when compared to operating expenses, excluding other charges, in 2003.

     In 2003, we continued the company-wide cost-savings program initiated in 2002. These targeted cost control and restructuring activities allowed us to make critical investments in our future growth while controlling our operating expenses and countering the appreciation of various foreign currencies compared to the U.S. dollar. During the year, we integrated the ScenicSoft operations, restored employee salaries to market rates after a one-year reduction, and launched our digital media strategy.

     In 2002, workforce reduction charges of $3.7 million were incurred for severances and related benefits associated with the reduction of approximately 260 employees in the U.S. In addition, as part of our overall cost-saving initiatives in 2002, our employees agreed to reduce their cash compensation for calendar year of 2002 in return for an equivalent value of stock options. Employee compensation was returned to market rates in the second quarter of 2003. We also incurred costs of $15.5 million related to the fixed repayment of royalties to the Office of the Chief Scientist in Israel.

CREO INC. | ANNUAL REPORT 2004     25

Research and development

				2003	2002
Years ended September 30	2004	2003	2002	to 2004	to 2003
Gross research and development	$106,253	$103,295	$88,451	2.9%	16.8%
Net research and development	$84,464	$79,007	$73,378	6.9%	7.7%

Gross research and development expenses represented 16.7%, 17.9%, and 16.4% of total revenue in 2004, 2003, and 2002, respectively. Net research and development expenses represented 13.3%, 13.7%, and 13.6% of total revenue in 2004, 2003, and 2002, respectively.

     Since our inception we have made significant investments in research and development. We have created a world-leading production and support capability over the last decade and our customers rely on us to engineer innovative solutions to help them maintain their competitiveness in an environment of intense competition, shrinking profit margins, and pressure to consistently improve quality, speed and service with minimal cost premium.

     Almost all of our non-funded research and development is dedicated to our existing product lines in the graphic arts industry, with approximately 5.0% of the total expenditures spent on projects that are incremental to our current business. Some of our research and development investments have been funded in part by business partners in connection with specific product development initiatives undertaken by us at their request. We have also received funding from the Canadian government through investment tax credits and from the Israeli government. Outside funding of our research and development activities was $21.8 million, $24.3 million, and $15.1 million in 2004, 2003 and 2002, respectively.

     In 2004, gross research and development costs were consistent with the prior year. In both 2004 and 2003, the appreciation of the Canadian dollar compared to the U.S. dollar had a significant impact on our gross research and development expenses. In addition, costs associated with new products, such as the Veris inkjet proofing device and the Creo Positive Thermal Plate, increased gross research and development costs in 2004 and 2003, while severances also increased gross expenditures in 2004.

     Overall, we expect to reduce net research and development expenses to below 12.0% of total revenue in 2005, and to approximately 9.0% over the next two years as our relative spending on consumables research and development falls in line with industry norms.

Sales and marketing

				2003	2002
Years ended September 30	2004	2003	2002	to 2004	to 2003
Sales and marketing	$112,763	$106,892	$97,893	5.5%	9.2%

Sales and marketing expenses represented 17.7%, 18.5%, and 18.1% of total revenue in 2004, 2003, and 2002, respectively.

     In 2004, sales and marketing expenses increased due to severance expenses, foreign currency appreciation, and non-routine marketing expenses related to the quadrennial Drupa trade show held in Germany in the third quarter of 2004. At Drupa we demonstrated a full range of complete prepress solutions for packaging, newspaper, and commercial printers. In 2003, the strengthened euro increased sales and marketing expenses compared to 2002. Excluding foreign exchange impact, expenses increased due to restored employee salaries, and costs from reorganization in EMEA.

General and administration

				2003	2002
Years ended September 30	2004	2003	2002	to 2004	to 2003
General and administration	$62,459	$63,767	$67,259	(2.1)%	(5.2)%

General and administration expenses represented 9.8%, 11.0%, 12.5% of total revenue in 2004, 2003, and 2002, respectively.

     In 2004, our general and administration expenses continued to decline. In both 2004 and 2003, currency appreciation of the euro, yen, Canadian dollar, and Israeli shekel negatively affected our results. However, this was more than offset by lower provisions for doubtful accounts, savings from our cost reduction activities, and lower spending on information technology in both 2004 and 2003. In 2003, our cost reduction actions also countered higher general and administration expenses associated with restored employee salaries compared to 2002.

26     CREO INC. ANNUAL REPORT 2004

Other income

				2003	2002
Years ended September 30	2004	2003	2002	to 2004	to 2003
Other income	$913	$7,997	$5,397	(88.6)%	48.2%

Other income includes foreign currency translation gains and losses from our regions’ local currency net assets and liabilities translated to U.S. dollars, interest income from Printcafe Software, Inc. (“Printcafe”), other interest income, and other miscellaneous financial charges.

     In 2004, interest income decreased significantly due to the settlement of the Printcafe loan receivable in early 2004 and reduced foreign exchange gains from non-U.S. dollar denominated other receivables and tax assets. In 2003, higher foreign exchange gains realized on our euro and Canadian dollar denominated assets contributed to the increase in other income compared to 2002. Interest income from Printcafe was stable in 2003 compared to 2002.

Other charges

Years ended September 30	2004	2003	2002
Restructuring	$4,336	$2,547	$8,376
Business integration costs	—	876	764
Intangible asset amortization	3,148	2,659	309
Royalty arrangement	—	—	15,530

Total other charges	$7,484	$6,082	$24,979

Restructuring

In 2004, we conducted a thorough review of our cost structure in order to streamline our operations, strengthen our competitive cost position, and provide a strong basis for earnings growth. We incurred restructuring costs of $4.3 million through the year for the following actions (also see operating expenses on page 25 for details on related severance expenses).

     In the second quarter of 2004, restructuring charges of $1.0 million were incurred for activities announced in December 2003 that included shifting resources and consolidating operations resulting in a reduction of approximately 100 positions worldwide. These actions were concentrated in lower priority research and development activities, a reduction in operational and back office staff, and the consolidation of the former ScenicSoft operations from Seattle to existing software development teams in Vancouver and Israel.

     In the third quarter of 2004, restructuring charges of $0.8 million were incurred for the closure of our Denver office as we exited the desktop productivity software market we had entered with the Six Degrees product.

     Restructuring charges of $2.6 million in the fourth quarter of 2004 were incurred for actions announced in August 2004 and October 2004. In August, we announced our intention to consolidate our Americas subsidiary headquarters in Boston to Vancouver. Subsequent to the year end on October 6, 2004, we announced the results of a thorough review of all business lines and operations and which culminated in a program we expect will reduce expenses by an annualized rate of more than $24.0 million. The three primary components of that cost-saving program, of roughly equal impact, were headcount reduction, consolidation of activities to lower cost regions, and targeted efficiency improvement programs to reduce service and manufacturing cost of sales. We reduced head-count by approximately 200 positions globally, or 5.0% of the total workforce, and moved approximately 60 roles or an additional 1.5% of the total workforce to lower cost jurisdictions. Reductions to the research and development and marketing headcount were approximately 8.0% each and general and administration were approximately 4.0%. We expect the Americas subsidiary headquarters consolidation to be completed in the second quarter of 2005 and the impact of these savings to be fully realized in the third quarter of 2005.

     In 2003, restructuring costs were incurred for the consolidation of the remaining facilities in Bedford, Massachusetts initiated in 2002. The higher than expected vacancy rates in Bedford reduced the sub-lease income which was expected to offset rental expenses for the vacated properties.

     In 2002, we decided to consolidate our inkjet manufacturing and American sales administration functions to our head office in Vancouver. This consolidation was in addition to a series of cost-saving initiatives implemented following a downturn in sales activity in the third quarter of 2001.

Business integration costs

There were no business integration costs in 2004. In 2003 and 2002, business integration costs related to the implementation of our global ERP system.

Intangible asset amortization

Intangible asset amortization in 2004 and 2003 related to the amortization of intellectual property from the acquisition of ScenicSoft. In 2004, intangible asset amortization also included amortization of intellectual property from the acquisition of HiT Internet Software Technologies SpA (“HiT Software”).

CREO INC. | ANNUAL REPORT 2004     27

Royalty arrangement

In January 2002, we entered into an agreement for the fixed repayment of royalties to the Office of the Chief Scientist in the Government of Israel’s Ministry of Industry and Trade. Pursuant to the agreement, we agreed to pay a total of approximately $21.1 million over five years in order to satisfy all potential future royalty obligations. As a result of amounts previously accrued, the repayment commitment resulted in a net charge of $15.5 million for 2002. There were no comparable costs in 2004 and 2003, but payments were made each year against the outstanding liability.

     The liability is denominated in Israeli shekels, bears interest at 4% per annum linked to the Israeli consumer index and is payable over five years with 10 semi-annual payments. At September 30, 2004, $5.3 million of the outstanding amount was included in long-term liabilities and $5.3 million was included in accrued and other liabilities.

Equity loss

In the first quarter of 2004, we tendered our investment in Printcafe. However effective January 2, 2002, we recorded an equity loss relating to the accounting of our investment in Printcafe under the equity method. As such we recorded a proportionate share of Printcafe’s earnings or losses as equity income or loss. Equity loss was $3.0 million in 2003 and $2.1 million in 2002. As at September 30, 2004, our remaining equity balance in Printcafe was $nil. There was no comparable charge in 2004.

Gain on sale of investment

In the first quarter of 2004, we tendered our equity investment in Printcafe, resulting in a gain of $8.7 million. There was no comparable gain in 2003 and 2002.

Income tax

For the year ended September 30, 2004, there was a tax expense of $0.6 million compared to $1.5 million for the prior year. The effective tax rate in 2004 was 5.1%. The low tax rate was due to the gain on the sale of Printcafe of $8.7 million not being subject to tax since the entity that held the equity interest in Printcafe was not subject to tax on the disposition of that investment. Adjusting for this gain, the effective tax rate on earnings before taxes was 18.2%, which was consistent with prior year’s effective tax rate. The effective tax rate for the same period last year was 15.3% on earnings before taxes and equity loss of $10.0 million.

     Creo has operations in many countries, and fluctuations in the effective tax rates are normal as the mix of taxable income in each jurisdiction may vary year-over-year and thereby, affect overall effective tax rates.

LIQUIDITY AND CAPITAL RESOURCES

Contractual obligations and other commitments

The following aggregated information about our contractual obligations and other commitments is intended to provide insight into our short- and long-term liability and capital resource needs and demands.

     As of September 30, 2004, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

Years ended September 30	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$5,273	$5,273	—	—	—	—	$10,546
Operating leases	$11,824	$9,463	$8,343	$7,741	$7,498	$34,566	$79,435
Purchase obligations	$2,500	—	—	—	—	—	$2,500
Restructuring	$307	$309	$77	—	—	—	$693
Third-party vendor-leasing arrangements	$2,090	$2,280	$2,066	$658	$57	$31	$7,182

Total contractual obligation	$21,994	$17,325	$10,486	$8,399	$7,555	$34,597	$100,356

Long-term debt

Long-term debt consists primarily of the current and long-term portions of the obligation to the Government of Israel’s Office of the Chief Scientist relating to the royalty arrangement (see page 27). The current portion is recorded in accrued liabilities, while the non-current portion is recorded in long-term liabilities in the consolidated balance sheet.

Operating leases

We are party to certain operating leases for our various leased office locations, including the 12-year lease for a new building under construction in Israel, and office equipment.

28     CREO INC. | ANNUAL REPORT 2004

Purchase obligations

Purchase obligations relate to an agreement to purchase goods that is enforceable and legally binding on Creo and specifies all significant terms and approximate timing of the transaction.

Restructuring

In 2003 and 2002, we recorded restructuring provisions resulting from the consolidation of our North American operations to Vancouver. The amount presented represents the remaining costs. The provisioned lease costs were excluded as they are included in the operating leases noted above. The current portion of the provision is recorded in accrued liabilities, while the non-current portion is recorded in long-term liabilities.

Third-party vendor-leasing arrangements

We also recorded lease obligations relating to products sold to customers under the third-party vendor-leasing arrangements. These sales were recorded as operating leases for accounting purposes. The current portion of the provision is recorded in accrued liabilities, while the non-current portion is recorded in long-term liabilities.

Capital expenditures

In 2004, our capital expenditures were $16.4 million for investments in general systems, facilities, and equipment loaner pools.

     In 2005, we expect capital expenditures to be approximately $55.0 million. We expect investments of approximately $15.0 million in general systems and facilities and approximately $10.0 million in equipment loaner pools, principally plate processing equipment, and customer leases. The customer lease portion is reported in operations as part of inventories on the statement of cash flows. In order to augment our plate volume and reduce the cost of plate manufacturing, we intend to double production capacity in West Virginia and have negotiated the purchase of land in Germany to begin building a new European plate facility. We expect to spend approximately $20.0 million in West Virginia. The final cost of our European facility after government subsidies is expected to be approximately $40.0 million with the net cash impact to Creo in 2005 expected to be approximately $10.0 million. We intend to enter into government supported loans to subsidize the cash requirements to Creo.

     Based on past performance and current expectations, we believe that our cash and cash equivalents, and cash generated from operations will satisfy our working capital needs, capital expenditures, and commitments through 2005. Proceeds from our equity offering completed last March will help to fund capital investments in 2005.

Sources and uses of cash

				2003	2002
Years ended September 30	2004	2003	2002	to 2004	to 2003
Cash provided by (used in):
Operations	4,560	16,536	41,387	(72.4)%	60.0%
Investing	(26,483)	(7,609)	(33,134)	248.0%	(77.0)%
Financing	44,798	(22,635)	1,969	*	*

* not meaningful

Creo has a $40.0 million 364-day-committed working capital facility. As of September 30, 2004, approximately $2.2 million of the facility has been utilized to support various letters of credit. The working capital facility is secured with mortgages over our real estate assets in British Columbia and by a floating charge on working capital in North America. There have been no direct borrowings under this facility. We also have various other uncommitted facilities aggregating approximately $6.0 million, approximately $3.1 million of the facilities have been utilized to support various letters of credit.

     Cash flow from operations before changes in operating assets and liabilities in 2004 was $24.9 million, while working capital — specifically accounts receivable and inventories — grew with our increased business activity. Cash from operations was $4.6 million as a result.

     Cash used in investing increased significantly in 2004 due to higher acquisition activity compared to 2003. In 2004, Creo acquired two manufacturing facilities for an aggregate cost of $26.7 million, net of working capital; acquired certain intellectual property rights relating to newspaper production workflow technology from HiT Software for $1.9 million (€1,500); and repaid $4.0 million of convertible promissory notes with respect to the acquisition of ScenicSoft in October 2002. Higher acquisition related costs were partially offset by proceeds of $22.1 million from the sale of our investment in Printcafe. Furthermore, capital expenditures in 2004 were approximately 18% lower than in 2003.

     An equity offering of five million Creo common shares completed in the second quarter of 2004 significantly increased cash provided by financing activities compared to 2003. In addition, cash received from employees exercising stock options in 2004 was higher than in 2003.

CREO INC. | ANNUAL REPORT 2004     29

Foreign currency hedging instruments

We transact business in a variety of currencies and as a result our operating results are subject to fluctuations in foreign currency exchange rates. In particular a significant portion of our revenue is denominated in euros while a significant portion of our expenses are denominated in Canadian dollars and Israeli shekels. Our operating expenses in Europe are primarily in euros which partially offsets the exposure related to euro-denominated revenue.

     In June 2004, we implemented a Foreign Currency Risk Management Policy (the “Policy”) under which we hedge a portion of the forecasted foreign currency cash flows using forward foreign currency contracts, option contracts, and designated cash balances (the “Foreign Currency Hedging Instruments”). The Foreign Currency Hedging Instruments entered into under the Policy are designed to reduce volatility in certain of our forecasted foreign currency denominated cash flows which management expects may have the most significant impact on our financial performance. Prior to the implementation of the Policy we hedged a portion of our net monetary assets and liabilities recorded in our financial records using forward foreign exchange contracts.

     At September 30, 2004, the Foreign Currency Hedging Instruments consisted of forward foreign exchange contracts with a total notional amount in U.S. dollars of $39.4 million as compared to $21.0 million at September 30, 2003. At September 30, 2004 the maturity dates for these contracts were six months or less as compared to two months or less at September 30, 2003. By entering into these contracts we are exposed to counterparty credit risk. To reduce this risk, the Policy specifies that we only enter into Foreign Currency Hedging Instruments with counterparties having minimum specific credit ratings. In addition, the Policy specifies maximum exposure limits for counterparties.

Hedging of forecasted and foreign currency cash flows

We use Foreign Currency Hedging Instruments, carried at fair value, that generally have maturities less than 12 months from the date of execution. We enter into these contracts to hedge forecasted foreign currency cash flows arising in the normal course of business, and accordingly, they are not speculative in nature.

     We record the effective portion of changes in the fair value of these Foreign Currency Hedging Instruments in deferred gain or loss, until the forecasted transaction occurs. When the forecasted transaction occurs, the related gain or loss on the Foreign Currency Hedging Instrument is reclassified to revenue or expense depending on the classification of the underlying forecasted transaction. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, we would reclassify the gain or loss on the related forecasted foreign currency cash flow hedge from deferred gain or loss to other income or expense on the statement of operations at that time. During the year ended September 30, 2004, there were no gains or losses recognized as a result of the non-occurrence of forecasted foreign currency cash flows.

     The changes in fair value of the Foreign Currency Hedging Instruments are intended to offset changes in the expected cash flows from the forecasted transactions. We record any ineffective portion of the Foreign Currency Hedging Instruments in other income or expense on the statement of operations (see note 14 on pages 51–52).

Hedge of fixed-term Israeli shekel liability

In 2002 we entered into an agreement for the fixed repayment of royalties to the Government of Israel which was denominated in Israeli shekels (see note 14 on pages 51–52). In the same year we entered into a cross currency interest rate swap agreement (“swap”), maturing in September 2006, to hedge the fixed long-term exposure to the Israeli shekel created by the aforementioned agreement. This agreement effectively converted the amount owing under the royalty agreement with the Israeli government to a U.S. denominated obligation bearing a LIBOR based interest rate. At September 30, 2004 the notional amount of this agreement in U.S. dollars was $9.5 million compared to $14.6 million at September 30, 2003.

     Effective October 1, 2003 the swap is no longer considered a hedge. We carry the Israeli shekel liability at fair value and record changes in the fair value of the hedge in other income or loss in the consolidated statement of operations (see note 14 on pages 51–52).

Commodities price risk management

Lithographic-grade aluminum is used as the substrate in the manufacturing of Creo plates. In 2004, Creo used, to a limited extent, short-term forwards to protect against changes in the price of the aluminum. In the future, as our plate business grows, we expect to make greater use of aluminum commodity hedging to reduce the sensitivity of our financial results to fluctuations in aluminum prices.

SUBSEQUENT EVENT

On November 18, 2004, plaintiff Compression Labs, Inc. added Creo to its patent infringement actions in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 4,698,672. Creo joins 43 other defendants being sued by the plaintiff for JPEG use. Plaintiff alleges that we infringe the patent by complying with the JPEG standard as defined by CCITT Recommendation T.81 entitled “Information Technology —Digital Compression and Coding of Continuous Tone Still Images — Requirements and Guidelines.” Plaintiff seeks unspecified damages, and other relief. We have determined that it is not possible to establish a reasonable estimate of possible damages, if any, or of the range of possible damages. Accordingly, no provision with respect to any settlement or possible damages has been made in our consolidated financial statements.

30     CREO INC. | ANNUAL REPORT 2004

NEW ACCOUNTING PRONOUNCEMENTS

In 2004, we prospectively adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063, “Impairment of Long-Lived Assets.” The standards require that an impairment loss be recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. As at September 30, 2004, we had no assets which are affected by this impairment standard.

     In 2004, we also prospectively adopted CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations.” The standard provides that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell. There was no impact on our financial statements as at September 30, 2004.

     During 2004, we have prospectively adopted CICA Accounting Guideline 13, “Hedging Relationships” and Emerging Issues Committee’s consensus EIC-128, “Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments.” The standards specify the conditions for which hedge accounting is appropriate. The guidelines include requirements for the identification, documentation, and designation of hedging relationships, set standards for determining hedge effectiveness, and establish criteria for the discontinuance of hedge accounting.

     In 2004, we have adopted CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and applies to transactions in which shares of common stock, stock options, or other equity instruments are granted. The standard requires the use of fair values for recording stock-based compensation. We have recognized stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to October 1, 2003 using the cliff-vesting method, resulting in a reduction of net earnings of $0.2 million or $nil per diluted share.

     The CICA issued Handbook Section 3110, “Asset Retirement Obligations,” which addresses the recognition and measurement of liabilities for obligations associated with the retirement of capital assets. Legal obligations to retire tangible long-lived assets are recorded at their fair values at the time of acquisition with a corresponding increase in asset value. These include assets under operating leases. The liability is accreted over the life of the asset to face value. The policy requires retroactive adoption for fiscal years beginning on or after January 1, 2004. We will retroactively adopt this policy effective October 1, 2004 and comparative periods will be restated. We are currently assessing the impact of this standard.

CORRECTION TO PREVIOUSLY RELEASED SEPTEMBER 30, 2004 FINANCIAL STATEMENTS

On November 17, 2004, we issued a news release announcing our 2004 fiscal year and fourth-quarter financial results. Subsequent to the news release, we have reclassified certain items in accounts receivable, other assets and deferred revenue and credits on our balance sheet as at September 30, 2004. The revised balances are as follows:

	As released	Revised
Accounts receivable	$140,819	$138,358
Other assets	37,269	33,655
Deferred revenue and credits	64,748	58,673

The impact of the above reclassification on the “Changes in operating assets and liabilities” on the statement of cash flows for the year ended September 30, 2004, is as follows:

	As released	Revised
Accounts receivable	(12,023)	(5,948)
Deferred revenue and credits	4,874	(1,201)

There is no net impact on cash flows from operations.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements made by Creo in this annual report, and in other public statements that refer to this section, including without limitation certain statements contained in the section of this annual report entitled Management Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts, are so-called forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These include statements about management’s expectations, beliefs, intentions or strategies for the future, which are indicated by words such as anticipates, intends, believes, estimates, forecasts, expects or similar words. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not guarantees of future performance. All forward-looking statements reflect management’s current views with respect to future events and are subject to certain risks, uncertainties, and assumptions. Some, but not all, of the important factors that could cause actual

CREO INC. | ANNUAL REPORT 2004     31

results, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements are outlined below. Other risks and uncertainties are identified and discussed elsewhere in this annual report and from time to time in our filings with Canadian and U.S. regulatory authorities.

Risk Factors

Our business is subject to significant risks and our past performance is no guarantee of future performance. Some of the risks we face are outlined below and should be considered by prospective purchasers of the common shares.

Our operations may be significantly disrupted if there is a hostile change in control of the company. A dissident group of shareholders led by the Goodwood group of funds and holding approximately 5.96% of the company’s shares announced its intention to change the board of directors of the company and management as disclosed in a Schedule 13-D filing made on October 12, 2004 with the U.S. Securities and Exchange Commission. A hostile change in management and/or the operating plan of the company if the dissident group is successful in their stated intention could seriously disrupt the sales cycle, operations and employee relations of the company. Such a disruption could have an immediate, material and adverse impact on all aspects of our performance, including reducing our revenues, profitability and cash resources, and could threaten the continued viability of the company as a going concern.

Our new strategy of manufacturing and selling our proprietary thermal plates may not succeed. A significant element of our growth strategy is the introduction and growth of our proprietary thermal plates. We have made a significant investment in furtherance of this strategy. Our new product strategy may not proceed as planned and if we do not achieve growth of proprietary thermal plate sales, our financial condition and results of operations could be adversely affected. The price of aluminum may increase significantly and we may not be successful in recovering these cost increase from our customers. In addition, we will be relying on a combination of third-party manufacturers and our own manufacturing facilities to produce our plates. A production or supply chain disruption, or a quality control failure, would adversely affect our customers and adversely affect our financial results. Distributing our plates to customers globally requires a sophisticated logistical infrastructure to ensure timely and efficient delivery. A failure to effectively manage plate delivery and support would cause us to lose customers and this would adversely affect our financial results.

Our industry is undergoing significant changes as demand for digital prepress solutions matures which may lead to increased competition that could adversely affect our financial condition and operating results. As our industry matures, direct competition among providers of digital prepress solutions is likely to intensify, and this in turn is likely to result in price reductions including discounts from bundling equipment with consumables, reduced gross margins, longer sales cycles, and reduced market share, all of which would harm our business and operating results. In addition, successful new product introductions or enhancements by our competitors could reduce the sales or market acceptance of our products and services, initiate intense price competition or make our products obsolete.

We are dependent on a limited number of suppliers for raw materials and key components of our products. If our supply of these raw materials and components is disrupted, we will be unable to deliver products, and our financial condition and operating results will be adversely affected. Because there are a limited number of potential suppliers of certain raw materials and key components of our products, including components of our thermal imaging heads, supply of lithographic-grade aluminum, and ingredients for our emulsion technology, it may be difficult for us to find qualified suppliers or to replenish our inventories of these components on a timely basis, and this could cause our operating results and financial condition to suffer.

A strategic transaction may disrupt our operations. The company announced on October 15, 2004 that the board, together with its advisors and management, is reviewing the strategic alternatives for the company. This review and process may result in a transaction involving all or parts of the company’s operations. In addition, the announcement of the outcome of the board’s review could also cause disruptions at the company. If such an event occurs or is announced, then such a change and uncertainty may disrupt the operations of the company. Such a disruption could have a material and adverse impact on our performance, including reducing our revenues and profitability.

Our products and some of the key components supplied to us by other companies incorporate complex imaging technology, software and hardware, which requires precise process controls and makes quality control more challenging. Despite rigorous testing, undetected errors or defects in our products or components may cause failures at any time. We may not be able to sell our products if they have reliability, quality, or compatibility problems. Moreover, errors, defects, or bugs can result in additional development costs, diversion of technical and other resources from our development efforts, warranty claims by our customers or others against us, or the loss of credibility with our current and prospective customers. If there is a successful product liability claim against us for an amount exceeding our insurance policy limits, we would be forced to use our own resources to pay the claim, which could materially and adversely affect our business and financial condition.

32     CREO INC. | ANNUAL REPORT 2004

Our intellectual property and proprietary technology is important to the continued success of our business. Our failure to protect or defend this proprietary technology may significantly impair our competitive position. Our success and ability to compete depend to a significant extent on our proprietary technology since that is how we attempt to prevent others from copying the innovations that are central to our present and future products. We currently rely on copyright and trademark laws, trade secrets, confidentiality procedures, contractual provisions and patents to protect our proprietary technology. We may have to engage in litigation to protect our patents and other intellectual property rights, or to determine the validity or scope of the proprietary rights claimed by others. This kind of litigation can be time-consuming and expensive, whether we win or lose. Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our technologies. The process of seeking patent protection can be long and expensive and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient strength and scope to provide us with meaningful protection or commercial advantage. Furthermore, others may develop technologies that are similar or superior to our technology or design around our patents. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and if they are, we may not have adequate remedies. In any case, others may come to know about our trade secrets in various ways. In addition, the laws of some countries in which we manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of Canada and the United States. Despite our efforts, our intellectual property rights, particularly our existing or future patents, may be invalidated, circumvented, challenged, rendered unenforceable or infringed or required to be licensed to others. Furthermore, others may develop technologies that are similar or superior to ours, duplicate or reverse engineer our technology or design around patents owned or licensed by us. If we fail to protect our technology so that others may use or copy it, we would be less able to differentiate our products and our revenues will decline. If an infringement claim is filed against us we may be prevented from using certain technologies and may incur significant costs to resolve the claim and to defend ourselves and our customers against infringement claims. Litigation could also adversely affect sales of the challenged product or technology and in the event of a claim of infringement we may be required to obtain one or more licenses from third parties. We cannot assure you that we or our customers could obtain any necessary licenses at a reasonable cost or at all. If we fail to obtain a license where one is required, we could incur substantial liabilities and be forced to suspend the marketing of the challenged products.

We may provide significant levels of credit to our customers when we bundle sales of our products with our own plates and other media, allowing customers to pay for a portion of the equipment over time through higher media charges. If a higher then anticipated portion of our customers are unable to repay us our financial results may be adversely affected. A deterioration in general economic conditions may result in an increase in customers who are unable to meet their obligations to us as they come due, and this may negatively impact our operating results.

A substantial portion of our equipment sales are financed by leases entered into by the end users. Through arrangements with some lessors we bear certain economic risks associated with the leases. If a significant number of lessees are unable to meet their lease obligations or the sale of equipment under maturing leases reduces demand for our new equipment, our operating results and financial condition could be adversely affected. A substantial portion of our sales is subject to lease financing that is provided principally under leasing programs arranged with third-party leasing companies. Under these programs, we may remain responsible for remarketing and refurbishing any equipment that is returned at the expiry of the lease or upon default of the customer. In the latter case, in addition, we are required to repurchase the lease receivables from the leasing company, subject to the limits specified in the leasing programs. In these cases if the lessees default on their obligations we may not be able to recover the outstanding amounts owed. Moreover, the remarketing of used equipment as a result of a customer default or lease expiry may reduce the demand for our products and compete with the sale of new products, resulting in reduced revenues and gross margins. We are also required to comply with contractual covenants, including financial covenants, under our leasing programs with third party leasing companies. If we fail to meet these obligations, this could result in a curtailment or discontinuance of further customer lease financing or a requirement for us to repurchase existing leases from the third party lease financiers. If any of these developments should occur, they would have a negative impact on our operating results and financial condition.

We have business locations in many countries and our business is affected by economic and political conditions in those countries. Any instability or outbreak of hostilities in a region where a part of our operations is located may adversely affect our operations. We have significant research and development, engineering and manufacturing operations, and some administrative operations located in Canada, the United States, Israel, and South Africa and have significant sales and administrative operations in Europe, Japan, the United States and the Asia-Pacific region. Our business is therefore affected by economic, political and military conditions in those regions. In addition, these operations are heavily dependent upon shipment of components and products among our operations. Our operations could be adversely affected if major hostilities occur in these or any other regions in which we have significant operations or if trade or the movement of components or products were to be curtailed or interrupted.

CREO INC. | ANNUAL REPORT 2004     33

Our inability to introduce new products could adversely affect us, and new technologies could reduce the demand for our products. Due to evolving industry standards, frequent new product introductions and enhancements, and changing customer demands in our market, our future success will depend on our ability to invest significantly in research and development, to develop, introduce, and support new products and enhancements on a timely basis and to gain market acceptance of our products. In addition, recent innovations in xerography and inkjet technology could make these technologies a more economic alternative to offset printing for short print runs. We primarily fund our research and development with our own working capital generated from operations. If we were unable to fund our research and development at levels sufficient to develop our products and technology, it would be difficult for us to remain competitive.

Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management and our ability to attract highly skilled employees. Our senior management, particularly our senior executive officers and senior research development staff, possesses significant managerial, technical and other expertise in our industry. Their expertise would be difficult to replace, and if we lose the services of one or more of our executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business would be seriously harmed. In addition, our ability to develop, market, and sell our products and services and to maintain our competitive position depends on our ability to attract, retain, and motivate highly skilled technical, sales and marketing and other personnel. If we fail to recruit or retain these personnel, our ability to develop new products and provide service could suffer.

We are subject to a variety of environmental, health and safety laws and regulations. Our operations are subject to numerous federal, state, provincial, local and foreign environmental, health and safety laws and regulations, including those that pertain to the handling, treatment, and disposal of hazardous and toxic materials and the discharge of pollutants into the air, soil and water. As an owner and operator of real property and a generator of hazardous waste, we may also be subject to liability for the remediation of contamination. Liability under some laws relating to contaminated sites can be imposed retroactively and without regard to fault, and one responsible party can be held liable for the entire cost of a clean-up. Thus, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws and regulations. Our U.S. plate manufacturing facility is located on lands that have historically been used for industrial purposes and, although we have conducted environmental site assessments, we cannot rule out the existence of unknown or undiscovered contamination. Any contamination that may be discovered at any of our sites, or contamination caused by our current operations, may require remediation. Such remediation may be costly to develop and implement, and could adversely affect our business, financial condition or results of operations. We are also required to maintain and operate in compliance with a variety of environmental permits. These permits allow us to introduce certain materials into the environment in accordance with specified terms and conditions. Although we are in material compliance with our permits, we cannot assure you that the allowable limits in these permits will not change over time or that significant investment will not be required to meet such future requirements. Other developments, such as more stringent future requirements under environmental, health and safety laws and regulations or increasingly strict enforcement of such laws and regulations by governmental authorities, may also result in the need for significant expenditures, which could have an adverse effect on our business, financial condition or results of operations.

A portion of our sales are bundled with products produced by third-party manufacturers. We also sell products to a variety of original equipment manufacturers, in particular relating to our print-on-demand systems that resell our products in bundled configurations. If our relationships with those manufacturers deteriorate, we may lose market share and our development capability may be adversely affected. Any deterioration in the price or performance of the products of those suppliers would adversely affect us and cause our revenues from these arrangements to decline.

We are subject to currency fluctuations, which could adversely affect our financial results. We distribute our products globally and our sales prices are denominated and paid in local currencies. Our manufacturing costs are incurred primarily in Canadian dollars, Israeli shekels, and U.S. dollars and an appreciation of these currencies against those in which our sales are denominated will adversely affect our operating results.

Our ability to record investment tax credit depends on future earnings. We record investment tax credit using the cost reduction method such that the credits are deducted from expenditures or assets to which they relate, when there is reasonable assurance that the investment tax credit will be received. The investment tax credit can reduce tax liability. If there are insufficient future earnings, then we cannot record investment tax credit and may have to write-down the investment tax credit recorded in previous years, which would result in higher research and development expenses.

34     CREO INC. | ANNUAL REPORT 2004

Quarterly Results

The following table sets out selected unaudited consolidated financial information for each quarter in fiscal 2004, 2003, and 2002 in thousands of United States dollars, except per share amounts.

Fiscal 2004	Fourth quarter	Third quarter	Second quarter	First quarter
Revenue	$167,108	$156,189	$157,572	$154,930
Cost of sales	99,173	89,564	90,343	87,100
Research and development, net	22,924	19,221	22,174	20,145
Sales and marketing	29,421	28,202	27,454	27,686
General and administration	14,720	17,271	14,848	15,620
Other expense (income)	(811)	2,242	(1,529)	(815)
Restructuring	2,550	805	981	—
Intangible asset amortization	805	834	800	709
Gain on sale of investment	—	—	—	(8,723)

Net earnings (loss)	$(1,290)	$(1,556)	$1,994	$12,326

Basic earnings (loss) per share	$(0.02)	$(0.03)	$0.04	$0.25

Diluted earnings (loss) per share	$(0.02)	$(0.03)	$0.04	$0.24

Fiscal 2003	Fourth quarter	Third quarter	Second quarter	First quarter
Revenue	$150,265	$143,534	$141,463	$142,776
Cost of sales	84,054	78,672	77,749	79,722
Research and development, net	20,665	20,520	19,115	18,707
Sales and marketing	28,055	27,434	25,963	25,440
General and administration	14,098	14,965	17,352	17,352
Other income	(1,270)	(2,731)	(2,450)	(1,546)
Restructuring	425	—	2,122	—
Business integration costs	271	156	236	213
Intangible asset amortization	709	707	706	537

Net earnings (loss)	$2,392	$2,782	$(1,178)	$1,513

Basic earnings (loss) per share	$0.05	$0.06	$(0.02)	$0.03

Diluted earnings (loss) per share	$0.05	$0.05	$(0.02)	$0.03

Fiscal 2002	Fourth quarter	Third quarter	Second quarter	First quarter
Revenue	$138,433	$131,767	$130,143	$139,509
Cost of sales	77,216	73,169	74,470	81,726
Research and development, net	18,681	17,899	17,206	19,592
Sales and marketing	25,551	23,851	23,924	24,567
General and administration	15,475	17,496	17,075	17,213
Other income	(2,050)	(1,433)	(1,247)	(667)
Restructuring	891	4,198	—	3,287
Business integration costs	240	256	268	—
Intangible asset amortization	104	103	102	—
Royalty arrangement	(316)	—	15,846	—

Net earnings (loss)	$579	$(2,750)	$(17,137)	$(4,994)

Basic earnings (loss) per share	$0.01	$(0.06)	$(0.35)	$(0.10)

Diluted earnings (loss) per share	$0.01	$(0.06)	$(0.35)	$(0.10)

CREO INC. | ANNUAL REPORT 2004     35

Management’s Statement of Responsibility

The management of Creo Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the annual report. The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the company. Material differences to U.S. accounting principles are set out in note 19.

The company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The company’s audit committee is composed entirely of non-management directors and is appointed by the board of directors annually. The committee meets periodically with the company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the auditors’ report. The audit committee reported its findings to the board of directors, who have approved the consolidated financial statements. The company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

Amos Michelson	Mark Dance
Chief Executive Officer	Chief Financial Officer and Chief Operating Officer
November 18, 2004	November 18, 2004

Auditors’ Report to the Shareholders

To the Shareholders of
Creo Inc.

We have audited the consolidated balance sheets of Creo Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended September 30, 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
November 10, 2004, except as to note 20, which is as of November 18, 2004.

36     CREO INC. | ANNUAL REPORT 2004

Creo Inc.
Consolidated Balance Sheets
(In thousands of United States dollars)

September 30	2004	2003
Assets
Current assets
Cash and cash equivalents	$82,565	$59,021
Accounts receivable	138,358	126,506
Other receivables	25,819	23,634
Inventories (note 1(d))	111,745	96,445
Income taxes receivable	4,147	6,078
Future income taxes (note 13)	16,171	20,203

	378,805	331,887
Investments (note 3)	—	12,912
Capital assets, net (note 4)	120,653	112,441
Intangible assets, net (note 5)	9,995	11,253
Goodwill	14,190	2,180
Other assets (note 6)	33,655	17,405
Future income taxes (note 13)	22,072	13,314

	$579,370	$501,392

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$49,546	$37,368
Accrued and other liabilities (note 8)	82,524	78,074
Future income taxes (note 13)	320	1,937
Deferred revenue and credits	58,673	57,520

	191,063	174,899
Long-term liabilities (note 9)	12,166	16,950
Future income taxes (note 13)	6,202	5,556

	209,431	197,405

Shareholders’ equity
Share capital (note 10)	747,847	696,837
Contributed surplus	2,225	6,059
Cumulative translation adjustment	21,617	14,315
Deficit	(401,750)	(413,224)

Shareholders’ equity	369,939	303,987

	$579,370	$501,392

Commitments and contingencies (note 16)
Subsequent event (note 20)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Charles E. Young	Douglas A. Brengel
Director	Director

CREO INC. | ANNUAL REPORT 2004     37

Creo Inc.
Consolidated Statements of Operations and Deficit
(In thousands of United States dollars, except per share amounts)

Years ended September 30	2004	2003	2002
Revenue
Product	$379,489	$360,618	$336,329
Service	179,520	170,104	158,986
Consumables	76,790	47,316	44,537

	635,799	578,038	539,852
Cost of sales	366,180	320,197	306,581

Gross profit	269,619	257,841	233,271

Research and development, net (note 1(g))	84,464	79,007	73,378
Sales and marketing	112,763	106,892	97,893
General and administration	62,459	63,767	67,259
Other income	(913)	(7,997)	(5,397)
Restructuring (note 11)	4,336	2,547	8,376
Business integration costs (note 12)	—	876	764
Intangible asset amortization	3,148	2,659	309
Royalty arrangement (note 9)	—	—	15,530

	266,257	247,751	258,112

Earnings (loss) before undernoted items	3,362	10,090	(24,841)
Gain on sale of investment	8,723	—	—
Income tax (expense) recovery	(611)	(1,541)	2,680
Equity loss	—	(3,040)	(2,141)

Net earnings (loss)	$11,474	$5,509	$(24,302)

Earnings (loss) per common share
Basic	$0.22	$0.11	$(0.49)

Diluted	$0.21	$0.11	$(0.49)

Deficit, beginning of year	$(413,224)	$(418,733)	$(394,431)
Net earnings (loss)	11,474	5,509	(24,302)

Deficit, end of year	$(401,750)	$(413,224)	$(418,733)

See accompanying notes to consolidated financial statements.

38     CREO INC. | ANNUAL REPORT 2004

Creo Inc.
Consolidated Statements of Cash Flows
(In thousands of United States dollars)

Years ended September 30	2004	2003	2002
Cash provided by operations:
Net earnings (loss)	$11,474	$5,509	$(24,302)
Items not affecting cash:
Amortization	25,435	24,168	20,988
Stock compensation expense	382	—	—
Gain on sale of investment	(8,723)	—	—
Royalty arrangement	—	—	15,530
Restructuring	408	—	1,746
Equity loss	—	3,040	2,141
Future income taxes	(2,308)	(903)	(6,084)
Other	(1,787)	(2,063)	1,004

	24,881	29,751	11,023

Changes in operating assets and liabilities:
Accounts receivable	(5,948)	701	25,577
Other receivables	(210)	9,947	(3,432)
Inventories	(10,807)	(2,784)	9,114
Accounts payable	7,891	(4,235)	(4,060)
Accrued and other liabilities	1,301	(351)	3,015
Income taxes	(11,347)	(16,355)	(7,359)
Deferred revenue and credits	(1,201)	(138)	7,509

	(20,321)	(13,215)	30,364

	4,560	16,536	41,387
Cash provided by (used in) investing:
Purchase of intangible assets	(1,890)	—	(2,100)
Purchase of investments	—	(2,128)	(24,777)
Proceeds from investments	22,074	—	11,800
Issue (repayment) of promissory note	(4,000)	18,760	—
Acquisitions, net of cash acquired (note 2)	(31,903)	(4,700)	—
Purchase of capital assets	(16,442)	(20,027)	(19,355)
Proceeds from sale of capital assets	5,517	827	392
Other	161	(341)	906

	(26,483)	(7,609)	(33,134)

Cash provided by (used in) financing:
Proceeds from shares issued	49,784	644	4,238
Decrease in short-term debt	—	(16,749)	(2,544)
Increase (decrease) in long-term liabilities	(4,986)	(6,530)	275

	44,798	(22,635)	1,969

Foreign exchange gain on cash and cash equivalents held in foreign currency	669	2,058	208

Increase (decrease) in cash and cash equivalents	23,544	(11,650)	10,430
Cash and cash equivalents, beginning of year	59,021	70,671	60,241

Cash and cash equivalents, end of year	$82,565	$59,021	$70,671

Supplementary information:
Taxes paid, net	$46	$2,506	$5,946
Interest paid, net	$58	$161	$426
Non-cash transactions:
Convertible notes issued for acquisition	$717	$3,808	$—

See accompanying notes to consolidated financial statements.

CREO INC. | ANNUAL REPORT 2004     39

Notes to Consolidated Financial Statements
(Amounts in thousands of United States dollars, except share and per share amounts)

Creo Inc. (“the Company”) was incorporated under the laws of Canada and its principal business activities include the development and manufacture of digital solutions for the graphic arts industry. The Company’s principal customers are in the United States (“U.S.”), Europe, and Asia-Pacific.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which in the case of the Company, materially conform with generally accepted accounting principles in the United States (“U.S. GAAP”) except as explained in note 19.

a) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

     The equity method of accounting is used to account for investments in companies over which significant influence is exercised and the Company is entitled to vote 50% or less of the voting shares. Under the equity method, the original cost of the shares is adjusted for the Company’s share of post-investment earnings or losses and dividends.

     Investments in companies where significant influence is not exercised, are carried at cost.

b) Use of estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Significant areas of estimate relate to the inventory obsolescence provision, allowance for doubtful accounts, provision for recourse on lease guarantees, provision for potential retrofits on installed equipment, warranties, provisions for restructuring, impairment of investments, goodwill and other intangible assets, and future income tax asset valuation allowance. Actual results could differ from those estimated.

c) Cash and cash equivalents

Cash equivalents include short-term deposits, banker’s acceptances and bearer deposit notes, which are all liquid securities with a term to maturity of three months or less when acquired. Of this balance, $1,200 (2003 — $1,750) is restricted relating to the cross currency interest rate swap (note 14) and $85 (2003 — $76) is restricted for other operational items.

d) Inventories

Inventories are stated at standard costs, which approximate the lower of cost using the weighted average basis, or net realizable value. Work-in-progress and finished goods inventories include materials, direct labor, and production overhead. The Company periodically reviews its inventories for potential slow-moving or obsolete items and records inventories net of any obsolescence provisions.

September 30	2004	2003
Equipment:
Materials	$27,963	$21,796
Work-in-progress	12,131	14,739
Finished goods	21,868	22,094
Service materials	27,105	31,755
Consumables:
Materials	5,029	—
Work-in-progress	2,108	—
Finished goods	15,541	6,061

	$111,745	$96,445

40     CREO INC. | ANNUAL REPORT 2004

e) Capital assets and intangible assets

Capital assets are stated at cost less applicable tax credits.

     Amortization of capital assets commences when assets are put into service. It is computed on a declining-balance basis or straight-line basis depending on the asset type:

Building	4 – 5%
Plate manufacturing building	Straight-line over 25 years
Equipment	20%
Equipment leased to customers	Straight-line over term of respective leases
Computer software	33 – 100%
Furniture and fixtures	20%
Plate manufacturing equipment	Straight-line over 10 years
Leasehold improvements	Straight-line over term of respective leases
Computer equipment	Straight-line over 3 years
Demo equipment	Straight-line over 3 years
Plate processors	Straight-line over 3 years

Acquired technology and other intangible assets with definite lives are stated at cost and amortized by the straight-line method over their estimated useful lives or periods ranging from one to five years.

     Effective October 1, 2003, the Company prospectively adopted the provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063, “Impairment of Long-Lived Assets” and the revised CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations.” There was no impact on the Company’s consolidated financial statements.

     The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the undiscounted estimate of future cash flows from the asset. At that time, the carrying amount is written down to fair value.

f) Goodwill

Goodwill represents the difference between the cost of the acquired businesses and the fair value of their underlying net identifiable assets at the time of acquisition. Goodwill is not amortized and is tested for impairment at least annually using a two-step process. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired and no further testing is necessary. If the carrying amount exceeds the fair value, the second step of the test is performed to determine the impairment loss. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill. If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

g) Research and development

Research costs are expensed as incurred. Under Canadian GAAP, development costs, including costs relating to the development of beta machines, are expensed as incurred unless they meet certain criteria for deferral and amortization. The Company has determined that none of the development costs have met these criteria.

     Research and development costs are offset by funding received from partners for research and development contracts. Development contracts involve the planning, development, and installation of a product to meet specific customers’ needs. Under development contracts where the Company has no obligation to repay funds, funding is recognized on the percentage-of-completion basis using actual hours as a percentage of total expected hours. For contracts containing recourse provisions, the Company recognizes funding upon the completion of milestones.

     Investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate to, when it is probable that the investment tax credit will be received.

Years ended September 30	2004	2003	2002
Research and development expenses	$106,253	$103,295	$88,451
Research and development funding:
Development contract revenue	(9,151)	(10,351)	(7,058)
Investment tax credit	(12,638)	(13,937)	(8,015)

Research and development, net	$84,464	$79,007	$73,378

CREO INC. | ANNUAL REPORT 2004     41

h) Foreign currency translation

The consolidated financial statements of the Company are presented and measured in U.S. dollars. The Company and its integrated subsidiaries translate monetary items to U.S. dollars at exchange rates in effect at the balance sheet date and non-monetary items at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at average rates for the period. Foreign exchange gains and losses are included in income.

     Self-sustaining operations’ assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Any material corresponding foreign exchange gains and losses are deferred and disclosed separately as cumulative translation adjustment, part of shareholders’ equity.

     Exchange gains and losses, net of gains and losses on derivative instruments not subject to hedge accounting, are included in other income or expense. The exchange gain for the year ended September 30, 2004 is $1,124 (2003 — $3,054; 2002 — $1,014).

i) Foreign currency derivative instruments

Effective October 1, 2003, the Company prospectively adopted CICA Accounting Guideline 13, “Hedging Relationships” and the Emerging Issues Committee’s consensus EIC-128, “Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments.” The Company uses both derivatives and foreign currency monetary items as hedges of anticipated foreign currency revenue and expenses. Derivative instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value. Gains and losses resulting from changes in fair value of hedging items are accounted for depending on the classification of the exposure being hedged and whether the derivative is designated and qualifies for hedge accounting. Gains and losses from derivative instruments that do not qualify for hedge accounting are recorded in other income or expense on the income statement. Cash flows from derivatives are recorded in operating cash flows where the hedged items are being recorded. Derivative cash flows from instruments not designated as hedges are also reflected in cash from operations.

j) Revenue recognition

Revenue under multiple element arrangements is allocated to all elements sold based upon their estimated relative fair values. The fair values are based upon the price charged when these elements are sold separately. Revenue for each element is recognized according to the Company’s revenue recognition policies for products, service contracts, and consumables as disclosed below.

     Revenue from products is recognized once a sales arrangement exists, delivery has occurred, the revenue is determinable and collectibility is reasonably assured, which is upon shipment, installation or customer acceptance as appropriate in the circumstances in accordance with contractual terms.

     Certain customers finance their purchases from the Company through lease arrangements with third parties. Revenue is recognized once the substantial risks of ownership are transferred to the buyer upon shipment, installation or acceptance in accordance with contractual terms with an appropriate provision for lease guarantees.

     Revenue from service contracts is recognized over the term of the contract. Non-contractual service revenue is recognized as the services are provided.

     Revenue from consumables is recognized upon shipment. Royalties from third-party plate suppliers are recognized upon customer usage.

k) Warranty costs

The Company accrues warranty costs upon the recognition of related revenue, based on the Company’s best estimates, with reference to past experience.

l) Income taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under this method, the Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at their carrying amounts which differ from their tax bases. Future and other tax assets, as well as liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not. Future tax classifications between current and non-current assets and liabilities are netted except to the extent that they cannot be offset due to differences in tax jurisdictions.

m) Stock-based compensation

Effective October 1, 2003, the Company has prospectively adopted the revised recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” which requires the use of fair values for recording stock-based compensation. In accordance with the transitional provisions of the recommendations, the Company has recognized stock-based compensation expense for all employee stock-based compensation transactions occurring subsequent to October 1, 2003.

42     CREO INC. ANNUAL REPORT 2004

     Prior to October 1, 2003, the Company applied the disclosure provisions for stock options granted to employees and was not required to record compensation expense for stock-based compensation awards granted to employees, except for employee awards that were direct awards of stock, called for settlement in cash or other assets, or were stock appreciation rights that called for settlement by the issuance of equity instruments. The Company accounted for employee stock options using the intrinsic value method. Consideration paid by employees on the exercise of stock options was recorded as share capital. The effect of using this method is described in note 10(e).

n) Earnings (loss) per share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) for the year by the weighted average number of common shares outstanding during the year.

     Diluted earnings (loss) per share is calculated by dividing net earnings (loss) applicable to common shareholders by the sum of the weighted average number of common shares outstanding used in the basic earnings (loss) per share calculation and the number of common shares that would be issued assuming conversion of all potentially dilutive common shares outstanding using the treasury stock method.

o) Comparative figures

     Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2) BUSINESS ACQUISITIONS

a) Spectratech International, Inc.

In February 2004, the Company entered into an asset purchase agreement with Spectratech International, Inc. to acquire a printing plate production facility in West Virginia (subsequently referred to as Creo West Virginia), and various working capital net assets including accounts receivable and inventory.

     The Company acquired Creo West Virginia for total consideration of approximately $19,660 comprising of $19,205 in cash and $455 of capitalized transaction related costs.

     The acquisition of Creo West Virginia was accounted for using the purchase method of accounting and the results of the operations have been consolidated from the date of acquisition. The purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed on the basis of their estimated fair values on the date of acquisition as follows:

Current assets	$5,605
Capital assets	8,033
Goodwill	6,063

Total assets acquired	19,701
Current liabilities	41

Net assets acquired	$19,660

The $6,063 of goodwill recorded is fully deductible for tax purposes.

b) First Graphics (Pty) Limited

In December 2003, the Company acquired a printing plate production facility from First Graphics (Pty) Limited (subsequently referred to as Creo South Africa). Creo South Africa is a modern printing plate manufacturing facility located in Pietermaritzburg, South Africa. The results of Creo South Africa have been included in the consolidated financial statements since the acquisition date.

     The Company acquired Creo South Africa for total consideration of approximately $11,624 comprising of $10,586 in cash, $750 payable one year after the close of the transaction, and $288 of capitalized transaction-related costs.

     The acquisition of Creo South Africa was accounted for using the purchase method of accounting and the results of the operations have been consolidated from the date of acquisition. The purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed on the basis of their estimated fair values on the date of acquisition as follows:

Current assets	$5,183
Capital assets	7,334
Goodwill	5,927

Total assets acquired	18,444
Current liabilities	6,119
Long-term liabilities	734

Total liabilities assumed	6,853

Net assets acquired	$11,591

The $5,927 of goodwill recorded is not deductible for tax purposes.

CREO INC. | ANNUAL REPORT 2004     43

c) ScenicSoft, Inc.

On October 24, 2002, the Company acquired 100% of the outstanding common shares of ScenicSoft, Inc. (subsequently renamed Creo Seattle, Inc., “Creo Seattle”). Creo Seattle develops and markets software for the publishing and printing industries. The results of Creo Seattle have been included in the consolidated financial statements since the acquisition date.

     The purchase price of $9,274 consisted of cash, convertible promissory notes and assumption of liabilities. $4,000 of the purchase price was payable one year after the close of the transaction and was represented by unsecured, non-interest bearing, convertible promissory notes of the Company. The convertible promissory notes were recorded as part of contributed surplus. In October 2003, the Company paid $4,000 in cash to ScenicSoft in settlement of the convertible promissory note obligation.

     The purchase price has been assigned to the assets acquired and liabilities assumed at the date of acquisition as follows:

Current assets	$1,165
Capital assets	462
Other assets	37
Intangible assets	12,091

Total assets acquired	13,755
Current liabilities	2,505
Long-term liabilities	1,976

Total liabilities assumed	4,481

Net assets acquired	$9,274

The Company obtained third-party valuations and assigned the purchase price to its acquired intangible assets as follows:

Acquired technology	$10,944
Trademarks	519
Customer database	628

$12,091

All of the intangible assets are subject to amortization and are being amortized over five years.

3) INVESTMENTS

September 30	2004	2003
Printcafe Software, Inc.	$—	$12,912

a) Loan receivable due from Printcafe Software, Inc.

In December 2001, the Company entered into a long-term debt facility arrangement with Printcafe Software, Inc. (“Printcafe,” formerly printCafe, Inc.) under which the Company advanced $23,627 to Printcafe in January 2002. Effective January 2, 2002, the Company began accounting for the investment under the equity method because it was able to exercise significant influence over Printcafe.

     In June 2002, Printcafe repaid $11,800 of the outstanding loan principal from the long-term debt facility in addition to approximately $1,400 in interest and $3,700 in prepayment fees. The prepayment fees were being amortized over the remaining term of the loan. Under the revised long-term debt facility arrangement, the remaining principal balance of $11,800 was due January 2004 and bore interest of 4.0% per annum.

     As at September 30, 2003, the principal was offset by $617 (2002 — $3,233) of unamortized prepayment and other fees noted above.

     In October 2003, the Company tendered its remaining equity investment in Printcafe and received cash payment for the outstanding loan receivable of $11,800.

     During the year, the Company received in total $644 (2003 — $3,267) of interest income relating to Printcafe. This amount is comprised of interest with respect to the long-term debt facility arrangement with Printcafe, and amortization of the prepayment fees noted above.

b) Equity investments

During fiscal 2002, the Company invested $3,700 in Printcafe common stock, resulting in an aggregate equity interest of approximately 30%.

     In the first quarter of 2003, the Company purchased approximately 1.5 million shares of Printcafe common stock at a purchase price of $1.30 per common share, increasing the Company’s ownership in Printcafe to approximately 45%. In the second quarter of fiscal 2003, the Company’s ownership in Printcafe decreased to approximately 37% as a result of the exercise of dilutive Printcafe stock options by a third party.

44     CREO INC. | ANNUAL REPORT 2004

     As of September 30, 2003, the Company held 4,717,547 (2002 — 3,185,495) common stock in Printcafe. On September 30, 2003, Printcafe’s common shares closed at approximately $2.57 per share.

     In October 2003, the Company tendered its remaining equity investment in Printcafe of approximately 4.7 million common shares, resulting in a gain of $8,723.

4) CAPITAL ASSETS, NET

		Accumulated	Net
September 30, 2004	Cost	amortization	book value
Land	$23,065	$—	$23,065
Building	46,946	11,850	35,096
Leasehold improvements	8,503	5,245	3,258
Equipment	62,505	30,244	32,261
Computer, demo equipment and plate processors	46,050	39,894	6,156
Computer software	35,729	20,914	14,815
Plate manufacturing equipment	3,340	310	3,030
Furniture and fixtures	12,000	9,028	2,972

	$238,138	$117,485	$120,653

		Accumulated	Net
September 30, 2003	Cost	amortization	book value
Land	$21,205	$—	$21,205
Building	42,794	9,439	33,355
Construction in progress	4,388	—	4,388
Leasehold improvements	7,751	3,840	3,911
Equipment	47,296	23,260	24,036
Computer and demo equipment	46,603	40,237	6,366
Computer software	32,792	17,085	15,707
Furniture and fixtures	11,401	7,928	3,473

	$214,230	$101,789	$112,441

Included in computer software are $3,751 (2003 — $7,309) of costs incurred relating to the acquisition and development of the global enterprise resource planning system not amortized in 2004 as they were not yet in use at September 30, 2004.

     Construction in progress in 2003 related to land purchased for future expansion in Israel. The asset was not amortized in 2003 and it was not yet available for use at September 30, 2003. In 2004, the Company disposed of the land and entered into a 12-year sale-leaseback agreement, commencing June 2006, on a custom building on this site.

5) INTANGIBLE ASSETS, NET

Intangible assets subject to amortization are as follows:

		Accumulated	Net
September 30, 2004	Cost	amortization	book value
Acquired technology	$14,934	$5,646	$9,288
Trademarks	519	199	320
Customer database	628	241	387

	$16,081	$6,086	$9,995

		Accumulated	Net
September 30, 2003	Cost	amortization	book value
Acquired technology	$13,044	$2,728	$10,316
Trademarks	519	95	424
Customer database	628	115	513

	$14,191	$2,938	$11,253

In December 2003, the Company acquired certain intellectual property rights relating to newspaper production workflow technology from HiT Internet Technologies SpA for $1,890 (€1,500). The acquired technology is subject to amortization and is being amortized over five years.

CREO INC. | ANNUAL REPORT 2004     45

6) OTHER ASSETS

September 30	2004	2003
Investment tax credit	$29,070	$15,100
Long-term receivables	3,964	528
Deposits	492	1,580
Other	129	197

	$33,655	$17,405

7) SHORT-TERM DEBT

As at September 30, 2004, the Company has a 364-day $40,000 committed working capital facility. Approximately $2,232 (2003 — $4,473) of the facility has been utilized by various letters of credit. No other amounts have been drawn under the facility. The credit facility is secured by a mortgage over real estate assets and a floating charge over working capital in North America. Borrowings under the facility bear interest depending on the form of the borrowing at: the prime rate, U.S. base rate, LIBOR plus a margin, or Bankers Acceptance rate plus a margin. The credit facility contains a financial covenant which requires the maintenance of a minimum current ratio. Commitment fees in 2004 were $77 (2003 — $124, 2002 — $93).

     The Company also has various uncommitted facilities aggregating approximately $6,000. The amount utilized by various letters of credit is $3,055. No other amounts have been drawn under these facilities.

8) ACCRUED AND OTHER LIABILITIES

September 30	2004	2003
Wages and benefits	$44,800	$42,304
Warranties	5,009	4,427
Royalties	1,461	1,380
Royalty arrangement	5,273	4,930
Lease recourse provision	7,123	6,902
Restructuring	3,472	1,636
Sales and other taxes	2,260	2,037
Other	13,126	14,458

	$82,524	$78,074

9) LONG-TERM LIABILITIES

In January 2002, the Company entered into a royalty arrangement for the fixed repayment of royalties to the Government of Israel’s Office of the Chief Scientist relating to grants received for research and development.

     Pursuant to the agreement, the Company will pay approximately $21,100 (95,432 shekels) in settlement of potential future royalty obligations. As a result of amounts having been previously accrued related to royalty obligations on these grants, the settlement has been reflected as a net charge of $15,530 for the year ended September 30, 2002. The liability is denominated in shekels, bears interest at 4% per annum linked to the Israeli consumer index and is repayable over five years with 10 semi-annual payments. During 2004, the Company repaid $4,986 (2003 — $7,084), which included payment of principal and interest. At September 30, 2004, $5,273 (2003 — $9,861) of the outstanding amount is included in long-term liabilities and $5,273 (2003 —$4,930) is included in accrued and other liabilities. In September 2002, the Company entered into a cross currency interest rate swap agreement related to this long-term liability (note 14(b)(ii)).

     In addition, as at September 30, 2004, long-term liabilities included the non-current portion of restructuring provisions resulting from the Company’s consolidation of its North American operations of $2,259 (2003 —$3,012) (note 11), long-term rental deposits received from sub-leased facilities of $23 (2003 — $45), and $4,611 (2003 — $4,032) of lease obligations relating to products sold to customers under the third-party vendor-leasing arrangements. These sales were recorded as operating leases for accounting purposes.

46     CREO INC. | ANNUAL REPORT 2004

10) SHARE CAPITAL

a) Authorized

The authorized capital of the Company consists of unlimited voting common shares without par value and an unlimited number of preferred shares issuable in series.

b) Issued and outstanding

No preferred shares have been issued. Common shares issued and outstanding are as follows:

	Number of
	common shares	Stated values
Outstanding, September 30, 2001	49,088,747	$691,955
Issued on exercise of warrants	4,476	—
Issued for cash from stock options	654,755	4,238

Outstanding, September 30, 2002	49,747,978	$696,193
Issued for cash from stock options	100,263	644

Outstanding, September 30, 2003	49,848,241	$696,837
Issued for cash, net of costs	5,000,000	47,451
Issued for cash from stock options	251,031	2,333
Issued as compensation to directors	28,512	288
Tax benefit of share issue costs	—	938

Outstanding, September 30, 2004	55,127,784	$747,847

In March 2004, the Company completed a public offering of five million common shares at a price of $10.00 per share (Cdn$13.39) for gross proceeds of $50,121 (Cdn$66,886). Net proceeds to the Company amounted to $47,451 (Cdn$63,326) after underwriting commissions and other expenses. Tax benefit of share issue costs relating to the equity offering was $938.

c) Stock option plan

The Company has reserved 8,000,000 shares under the 1996 Stock Option Plan (Amended). On February 21, 2001, the shareholders approved an amendment to the plan. The amendment increased the number of common shares by 4,000,000 common shares and a further 2,200,827 common shares to replenish the shares that were issued for exercised stock options under the original 1996 Stock Option Plan for an aggregate increase of 6,200,827 common shares, bringing the aggregate reserve to 12,000,000 stock options. The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date. Stock options issued prior to June 2000 vest immediately and have a five-year term. Stock options issued after June 2000 have vesting provisions and have a five-year term.

     Stock option activity is presented below:

		Weighted
	Number of	average
	common shares	exercise price
Outstanding, September 30, 2001	9,796,725	$19.67
Granted	6,049,485	10.11
Exercised	(654,755)	6.48
Cancelled	(6,056,389)	22.39

Outstanding, September 30, 2002	9,135,066	12.39
Granted	2,396,443	6.20
Exercised	(100,263)	6.42
Cancelled	(1,311,286)	13.22

Outstanding, September 30, 2003	10,119,960	11.51
Granted	103,075	10.00
Exercised	(251,031)	9.29
Cancelled	(1,388,646)	10.45

Outstanding, September 30, 2004	8,583,358	$11.73

The stock options outstanding at September 30, 2004 expire between January 1, 2005 and August 31, 2009.

CREO INC. | ANNUAL REPORT 2004     47

The following table summarizes information about the Company’s stock options outstanding at September 30, 2004:

	Stock options outstanding			Stock options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
	at September	contractual	exercise	at September	exercise
Range of exercise prices	30, 2004	life (years)	price	30, 2004	price
$5.25 – $7.46	2,043,050	3.5	$5.98	1,113,411	$3.30
$8.01 – $9.93	620,235	2.9	9.19	470,796	7.04
$10.26 – $11.90	4,443,562	2.8	10.30	3,999,550	9.27
$13.09 – $19.86	538,449	1.7	18.45	502,487	17.33
$20.31 – $26.97	632,971	0.9	26.43	501,868	20.90
$27.26 – $40.15	305,091	0.5	33.93	305,035	33.93

	8,583,358	2.7	$11.73	6,893,147	$12.36

d) Equity plan

On February 18, 2004, the shareholders approved an equity plan. Under the equity plan, 1,600,000 common shares are reserved for issuance in two parts: i) up to 1,500,000 common shares for awards to employees; and ii) up to 100,000 common shares for awards to non-employee directors. During 2004, no shares have been awarded to employees and 28,512 shares have been awarded to independent directors.

e) Stock-based compensation

For stock options granted during 2004, the fair value of the stock options issued was estimated at the time of grant using the Black-Scholes model and was amortized to expense using the cliff-vesting method, resulting in compensation expense of $166.

     For stock options granted after 2002 but prior to 2004, the following pro forma financial information presents the earnings for the period and the basic and diluted earnings per share had the Company recognized stock-based compensation using a fair value method:

	2004	2003
Compensation cost	$2,961	$2,144
Net earnings:
As reported	$11,474	$5,509
Pro forma	$8,513	$3,365
Net earnings per share:
Basic
As reported	$0.22	$0.11
Pro forma	$0.16	$0.07
Diluted
As reported	$0.21	$0.11
Pro forma	$0.16	$0.07

The following weighted average assumptions were applied to the Black-Scholes stock option pricing model at the date of the grants:

	2004	2003
Average fair value per stock option	$4.55	$3.60
Dividend yield	0%	0%
Risk-free interest rate	3.3%	3.8%
Expected stock option life	5 years	5 years
Expected volatility	60%	67%

48     CREO INC. | ANNUAL REPORT 2004

f) Earnings per common share

The following table details the weighted average number of common shares outstanding for purposes of calculating earnings (loss) per share:

Years ended September 30	2004	2003	2002
Weighted average number of common shares outstanding – basic	52,765,120	49,788,128	49,528,285
Weighted average effect of dilutive securities	808,304	732,075	—

Weighted average number of common shares outstanding – diluted	53,573,424	50,520,203	49,528,285

For the year ended September 30, 2004, stock options to purchase 6,114,154 (2003 — 7,900,555; 2002 — 9,135,066) common shares were outstanding during the year but were not included in the calculation of diluted earnings per share as they were anti-dilutive.

11) RESTRUCTURING

During 2004, the Company recorded restructuring expenses of $4,336, representing severance and related benefits for approximately 150 employees, as well as costs to reduce excess facilities. In 2003, the $2,547 recorded represented a change in the Company’s estimate of expected costs to close excess facilities in North America. Restructuring costs of $8,376 recorded in 2002 related to consolidation of certain research and development and sales administration functions in the Company’s North American operations including the cost of severance and related benefits for approximately 260 employees; reduction in excess facilities and related leasehold improvements. Changes in the accrued and long-term liabilities relating to these costs were as follows:

	Accrued				Accrued
	restructuring				restructuring
	opening		Non-cash	Cash	closing
Year ended September 30, 2004	balance	Expensed	portion	payments	balance
Severance and related benefits	$282	$2,607	$—	$(927)	$1,962
Lease termination costs and related capital asset write-downs	4,366	1,729	(408)	(1,918)	3,769

Total	$4,648	$4,336	$(408)	$(2,845)	$5,731

	Accrued				Accrued
	restructuring				restructuring
	opening		Non-cash	Cash	closing
Year ended September 30, 2003	balance	Expensed	portion	payments	balance
Severance and related benefits	$2,772	$—	$—	$(2,490)	$282
Lease termination costs	2,904	2,547	—	(1,085)	4,366

Total	$5,676	$2,547	$—	$(3,575)	$4,648

	Accrued				Accrued
	restructuring				restructuring
	opening		Non-cash	Cash	closing
Year ended September 30, 2002	balance	Expensed	portion	payments	balance
Severance and related benefits	$1,880	$3,726	$—	$(2,834)	$2,772
Lease termination costs and related capital asset write-downs	—	4,650	(1,746)	—	2,904

Total	$1,880	$8,376	$(1,746)	$(2,834)	$5,676

12) BUSINESS INTEGRATION COSTS

During 2003, the Company recorded business integration costs of $876 (2002 — $764) relating to implementation of a global enterprise resource planning system. No business integration costs have been recorded in 2004.

CREO INC. | ANNUAL REPORT 2004     49

13) INCOME TAXES

Earnings (loss) before income taxes and equity losses are as follows:

Years ended September 30	2004	2003	2002
Canada	$7,074	$(5,690)	$(1,646)
Foreign	5,011	15,780	(23,195)

Total	$12,085	$10,090	$(24,841)

The provision for (recovery of) income taxes consists of the following:

Years ended September 30	2004	2003	2002
Current:
Canada	$1,338	$(2,832)	$645
Foreign	1,581	5,276	2,759

Total current expense	2,919	2,444	3,404

Future:
Canada	381	1,443	(892)
Foreign	(2,689)	(2,346)	(5,192)

Total future recovery	(2,308)	(903)	(6,084)

Total income tax expense (recovery)	$611	$1,541	$(2,680)

Income tax rate:

Years ended September 30	2004	2003	2002
Combined Canadian federal/provincial tax rate	42.6%	42.6%	42.6%
Increased (reduced) by:
Manufacturing and processing credits	1.8%	2.5%	(0.8)%
Foreign exchange translation	(15.0)%	(81.2)%	1.0%
Foreign tax rate differences	(0.7)%	(78.6)%	43.0%
Intangible assets amortization	1.5%	1.7%	(0.5)%
Valuation allowance and tax rate changes	(34.0)%	84.9%	(66.4)%
Capital taxes	2.9%	6.5%	(0.7)%
Amounts not deductible for tax and other	6.0%	36.9%	(7.4)%

Effective rate	5.1%	15.3%	10.8%

Temporary differences that give rise to the future income taxes are as follows:

September 30	2004	2003
Current future income tax benefit:
Revenue recognition	$1,456	$8,130
Accrued liabilities	34,301	33,778
Unrealized profit in inventory and reserves	16,297	16,726
Other	1,690	2,293

	53,744	60,927
Valuation allowance	(37,573)	(40,724)

Total current future income tax	$16,171	$20,203

September 30	2004	2003
Long-term future income tax benefit:
Capital assets	$19,328	$25,441
Goodwill and other intangible assets	695	965
Loss carryforwards	75,768	62,074
Investment in subsidiaries	862	1,214
Investment tax credit	1,683	2,923
Other	8,162	8,588

	106,498	101,205
Valuation allowance	(84,426)	(87,891)

Net long-term future income tax	$22,072	$13,314

50     CREO INC. | ANNUAL REPORT 2004

September 30	2004	2003
Current future income tax liability:
Accounts payable	$(6)	$(1,764)
Unrealized profit in inventory and reserves	(314)	(173)

Total current future income tax liability	$(320)	$(1,937)

September 30	2004	2003
Long-term future income tax liability:
Capital assets	$(4,588)	$(4,750)
Goodwill and other intangible assets	308	194
Other	(1,922)	(1,000)

Total long-term future income tax liability	$(6,202)	$(5,556)

The valuation allowance for future income taxes as of September 30, 2004 was $121,999 (2003 — $128,615). The net change in the total valuation allowance for the year ended September 30, 2004 was a decrease of $6,616 (2003 — $8,570) which was included in income tax expense.

     At September 30, 2004, the Company has unrecognized investment tax credits totaling approximately $1,861 (2003 — $3,145) available to reduce future income taxes. These tax credits expire in varying amounts to 2014.

     At September 30, 2004, the Company had net operating and capital loss carryforwards of $208,354 (2003 — $172,127) available to reduce future taxable income. As at September 30, 2004, approximately $20,410 expire in varying amounts over the next five years, approximately $32,110 expire in varying amounts over the next 20 years, and $155,833 remain indefinitely.

14) FINANCIAL INSTRUMENTS

a) Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, other receivables, income taxes receivable, accounts payable, and accrued and other liabilities approximate their carrying value due to their short maturities. Long-term assets and liabilities are at market terms and accordingly, their fair values approximate their carrying values.

     The Company recognizes derivative instruments as either assets or liabilities on the balance sheet and measures them at fair value. Gains and losses resulting from changes in fair value of hedging items are accounted for depending on the classification of the exposure being hedged and whether the derivative is designated and qualifies for hedge accounting. Gains and losses from derivative instruments that do not qualify for hedge accounting are recorded in other income or expense on the income statement. The fair value of the derivatives is determined based on a quoted market price or on the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting dates.

b) Foreign exchange risk management

(i) Hedges of forecasted foreign currency cash flows

The Company operates internationally, which gives rise to significant exposure to market risks, mainly from changes in foreign exchange rates on monetary assets and liabilities in European currencies, Canadian dollars, Israeli shekels, and Japanese yen. The Company uses foreign currency hedging instruments (“hedging instruments”) to reduce the volatility in certain forecasted foreign currency cash flows arising from changes in foreign currency exchange rates. These hedging instruments, carried at fair value, generally have maturities of less than 12 months from the date of execution.

     The following tables summarize the Company’s net commitment to buy (sell) foreign currencies under forward foreign exchange contracts:

September 30, 2004		Notional	Average
Buy (sell)	Currency	currency amount	exchange
Buy	Israeli shekels	38,500	4.498
Buy	Canadian dollars	17,400	1.361
Sell	Euros	(14,800)	0.822

September 30, 2003		Notional	Average
Buy (sell)	Currency	currency amount	exchange
Buy	Canadian dollars	6,500	1.351
Sell	Euros	(7,000)	0.872
Sell	Australian dollars	(7,000)	1.501
Sell	Japanese yen	(400,000)	112.000

CREO INC. | ANNUAL REPORT 2004     51

     The contracts outstanding as at September 30, 2004 have maturity dates of six months or less, while the contracts outstanding as at September 30, 2003 had maturities dates of two months or less. The Company is exposed to credit-related losses in the event of non-performance by counterparties. To mitigate that risk, the Company only contracts with counterparties with specific minimum rating requirements. In addition, the Company’s hedging program establishes maximum limits for each counterparty.

     The Company records the effective portion of the changes in the fair value of these hedging instruments in deferred gain or loss, until the forecasted transaction occurs. When the forecasted transaction occurs, the related gain or loss on the hedging instrument is reclassified to revenue or expense depending on the classification of the underlying forecasted transaction. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related hedging instrument is reclassified from deferred gain or loss to other income or expense on the statement of income at that time. During the year ended September 30, 2004, there were no gains or losses recognized as a result of the non-occurrence of forecasted foreign currency cash flows.

     The changes in fair value of the hedging instruments are intended to offset changes in the expected cash flows from the forecasted transactions. The Company records any ineffective portion of the hedging instruments in other income or expense on the income statement. The time value of hedging instruments is excluded from the assessment of effectiveness of the hedging instruments. As at September 30, 2004, the fair value of the forward foreign exchange contracts was $767 (2003 — $(239)). The deferred gain and loss on hedges of forecasted transactions were $941 and $227 respectively as at September 30, 2004. There was no deferred gain or loss in 2003.

(ii) Fixed-term Israeli shekel liability

The Company effectively converted the amount owing under the royalty arrangement with the Israeli government (note 9) to a U.S. dollar denominated obligation bearing interest at LIBOR less approximately 40 basis points using a cross currency interest rate swap (the “swap”) agreement. The swap will mature September 2006. The notional amount of the swap as at September 30, 2004 was $9,466 (2003 — $14,613). As at September 30, 2004, the fair value of the swap was $825 (2003 — $1,249).

c) Concentrations of credit risk

At September 30, 2004 and 2003, the Company held cash and cash equivalents, most of which were deposited with major banks. The Company considers the inherent credit risks to be remote.

     Most of the Company’s sales are made in the U.S. and in Europe, to a large number of customers. No customer accounts for 10% or more of the Company’s sales. Consequently, the exposure to concentrations of credit risks relating to individual customer receivables is limited. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers in Europe and in the U.S. In respect of certain sales to customers in emerging economies, the Company requires letters of credit.

15) EMPLOYEE RIGHTS UPON RETIREMENT

a) Certain foreign labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The liability, based upon the length of service and the monthly salary, is mainly funded with severance pay and with insurance companies, for which the Company makes monthly payments. The associated severance pay expenses for 2004 were $2,903 (2003 — $2,025, 2002 — $2,655).

     The amounts funded for the purchase of insurance policies for employees are reflected as plan assets since substantially all employees are entitled to irrevocably receive such funds under the terms of an employment contract or the employers’ policy and these insurance policies cannot ordinarily be withdrawn by the employer. Changes in the unfunded balance are expensed as they occur.

     The unfunded balance has been provided for and included in accrued liabilities and is comprised of the following:

September 30	2004	2003
In respect of foreign employees:
Liability	$26,882	$24,801
Less: plan assets	23,882	22,006

Unfunded balance, included in accrued liabilities	$3,000	$2,795

b) The U.S. entities offer 401(k) matching plans to all eligible employees. The U.S. entities make matching contributions up to 4% of a participant’s qualifying earnings, or a maximum of $8,200 for 2004 (2003 — $8,000).

c) Substantially all of the European entities make contributions to defined contribution pension plans administered by insurance companies.

52     CREO INC. | ANNUAL REPORT 2004

16) COMMITMENTS AND CONTINGENCIES

a) Commitments

i) Lease commitments

The Company is party to certain operating leases. These operating leases include the Company’s various leased office locations and related office equipment. The future minimum lease payments as at September 30, 2004 are approximately as follows:

2005	$11,824
2006	9,463
2007	8,343
2008	7,741
2009	7,498
Thereafter	34,566

Total rent expense for the year ended September 30, 2004 was $12,977 (2003 — $13,754; 2002 — $ 11,919).

ii) Royalty commitments

At September 30, 2001, the Company was committed to pay royalties to the Government of Israel’s Office of the Chief Scientist based on 2% to 5% of sales of products in which the Government participated by way of research and development grants. The maximum amount payable was limited to the grants received. In January 2002, the Company entered into a royalty arrangement for the fixed repayment of royalties to the Government of Israel’s Office of the Chief Scientist relating to grants received for research and development (note 9). As a result, the amount of royalties paid to the Government of Israel in 2004 was $nil (2003 — $nil, 2002 — $2,100).

     The Company is obligated to pay royalties to certain other parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products, which incorporate these technologies, or on quantities of such products sold. These royalties are recognized as incurred.

iii) Aluminum purchase commitments

As at September 30, 2004, the Company has made firm commitments with a vendor to make aluminum purchases at an agreed upon price. The total purchase commitment for 2005 is approximately $2,500.

b) Contingencies

i) Third-party financing

The Company has entered into certain agreements with third-party financing companies under which long-term financing (generally four to five years) is provided to customers in connection with their purchase of the Company’s equipment.

     Under the terms of the agreements, the third-party financing companies have recourse against the Company for up to a maximum percentage of the outstanding balance, including interest, owed by the customer to the financing company, as defined in the contractual arrangements.

     As at September 30, 2004, the Company was contingently liable to the financing companies for approximately $20,000 (2003 — $26,000). The Company has established provisions of $7,123 at September 30, 2004 (2003 — $6,902), for potential losses which may be incurred in the event of default under the agreements. The level of provisions is determined based upon an analysis of the individual transactions, inherent risks and past experience.

ii) Warranties

The Company accrues warranty costs upon the recognition of related revenue. The accrual is based on assessment of historical experience and the Company’s best estimates.

iii) Legal

Lawsuits have been filed against the Company, in the ordinary course of business. The Company intends to defend itself vigorously against these lawsuits. Management does not expect that the Company will incur significant expenses in excess of the provisions recorded as at September 30, 2004.

     In May 2000, Agfa Corporation (“Agfa”) brought suit in the U.S. District Court of Massachusetts alleging that Creo CTP systems with multicassette autoloaders infringe several Agfa patents. Creo denied infringement and asserted that Agfa’s patents are invalid, not infringed and unenforceable due to acts of inequitable conduct committed by Agfa before the U.S. Patent and Trademark Office. In November and December 2003, the district court held a bench trial on the inequitable conduct issue, and on August 24, 2004, ruled that each of the asserted Agfa patents was unenforceable due to inequitable conduct and that the Company was entitled to an award of its costs and attorneys’ fees associated with prevailing on the inequitable conduct issue. On October 5, 2004, the district court awarded the Company $2,724 in costs and fees. Agfa has filed a Notice of Appeal of the district courts’ judgment rendering unenforceable Agfa’s patents, and of the award of costs and fees. The appeal is pending. The Company has determined that it is not possible to predict the final outcome of these legal proceedings, and that it is not possible to establish a reasonable estimate of possible damages, if any, or the range of

CREO INC. | ANNUAL REPORT 2004     53

possible damages. Accordingly, no provision with respect to any settlement has been made in the Company’s consolidated financial statements.

17) RELATED PARTY BALANCES AND TRANSACTIONS

The Company had business transactions with Printcafe (note 3), a related party until October 2003. Printcafe ceased to be a related party October 2003. For the year ended September 30, 2004, there were no sales transactions with Printcafe (2003 — $nil, 2002 — $621) and no expenses were recorded in relation to transactions with Printcafe (2003 — $25, 2002 — $25). As at September 30, 2003, interest receivable from Printcafe was $118. There was no interest receivable from Printcafe as at September 30, 2004.

18) SEGMENTED FINANCIAL INFORMATION

The Company operates in three reportable economic segments: Americas, the European region (“EMEA”), and Asia-Pacific, including Japan. OEM and Other includes OEM businesses, research and development, other business activities and corporate functions. Segments are determined based on the regions where products are marketed.

     The accounting policies of the segments are the same as those described in note 1. The Company evaluates performance based on segment contribution, which includes net income from operations excluding financial income, taxes, and other items. Other items excluded from the performance evaluation are business integration and restructuring costs; royalty arrangement; equity losses, gain on sale of investment; and intangible asset amortization for the years ended September 30, 2004, 2003, and 2002.

     The Company accounts for inter-segment sales, cost of sales and transfers as if the sales or transfers were to third parties, however inter-segment sales and cost of sales are excluded from segment contribution in evaluating segment performance. The Company does not evaluate segment performance based on capital expenditures or assets employed.

     The following tables set forth information by segments:

Year ended September 30, 2004:	Americas	EMEA	Asia-Pacific	OEM & Other	Total
External revenues	$226,437	$240,352	$89,862	$79,148	$635,799
Segment contribution	45,928	44,075	22,830	(102,900)	9,933
Reconciliation to net earnings:
Segment contribution					$9,933
Financial income					913
Other					1,239
Income tax expense					(611)

Net earnings					$11,474

Year ended September 30, 2003:	Americas	EMEA	Asia-Pacific	OEM & Other	Total
External revenues	$218,207	$221,054	$72,662	$66,115	$578,038
Segment contribution	45,355	48,414	11,018	(96,612)	8,175
Reconciliation to net earnings:
Segment contribution					$8,175
Financial income					7,997
Other					(9,122)
Income tax expense					(1,541)

Net earnings					$5,509

Year ended September 30, 2002:	Americas	EMEA	Asia-Pacific	OEM & Other	Total
External revenues	$222,907	$183,434	$63,187	$70,324	$539,852
Segment contribution	45,233	35,688	11,515	(97,695)	(5,259)
Reconciliation to net loss:
Segment contribution					$(5,259)
Financial income					5,397
Other					(27,120)
Income tax recovery					2,680

Net loss					$(24,302)

54     CREO INC. | ANNUAL REPORT 2004

     The Company generated revenue from the development and sale of digital prepress equipment to customers in the following geographic regions:

Years ended September 30	2004	2003	2002
Canada	$22,416	$18,260	$17,802
U.S.	235,615	225,088	232,643
Europe	265,747	237,891	205,019
Asia-Pacific	97,094	75,539	66,714
Israel	4,046	7,793	7,877
Other	10,881	13,467	9,797

	$635,799	$578,038	$539,852

     The Company has capital assets and other intangible assets located in:

Years ended September 30	2004	2003
Canada	$59,270	$68,106
U.S.	24,996	19,282
Europe	8,151	4,979
Asia-Pacific	3,994	2,785
Israel	26,653	28,542
Other	7,584	—

	$130,648	$123,694

     The Company has goodwill located in:

Years ended September 30	2004	2003
U.S.	$6,064	$—
Europe	19	—
Asia-Pacific	2,180	2,180
Other	5,927	—

	$14,190	$2,180

19) DIFFERENCES BETWEEN CANADIAN AND UNITED STATES
ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

a) Statement of operations and deficit differences

The amounts in the consolidated statements of operations that differ from those reported under Canadian GAAP are as follows:

Years ended September 30	2004	2003	2002
Net earnings (loss) under Canadian GAAP	$11,474	$5,509	$(24,302)
Asset retirement obligation (a)(i)	(148)	(79)	—
Fair value change of derivative instrument (a)(ii)	(120)	364	—
Stock option compensation (a)(iii)	(1,361)	(1,436)	(12,299)
Taxes on above adjustments	56	28	—

Net earnings (loss) under U.S. GAAP before cumulative effect of adoption of new accounting policy under U.S. GAAP	9,901	4,386	(36,601)
Cumulative effect of adoption of new accounting policy under U.S. GAAP, net of tax of $104 (a)(i)	—	(175)	—

Net earnings (loss) under U.S. GAAP	9,901	4,211	(36,601)
Deficit, beginning of year under U.S. GAAP	(436,621)	(440,832)	(404,231)

Deficit, end of year under U.S. GAAP	$(426,720)	$(436,621)	$(440,832)

Earnings (loss) per share – basic	$0.19	$0.08	$(0.74)

Earnings (loss) per share – diluted	$0.18	$0.08	$(0.74)

CREO INC. | ANNUAL REPORT 2004     55

(i) Asset retirement obligations

Under U.S. GAAP, the fair value of an obligation associated with the retirement of tangible long-lived assets and a corresponding increase in the carrying amount of the related long-lived assets are measured and recognized in the period in which it is incurred. The cumulative effect of the adoption of this policy has been disclosed as a separate item in the determination of net earnings in 2003. Impact of cumulative effect of asset retirement obligations on earnings per share is $nil in 2003.

(ii) Derivative financial instrument

Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (“FAS 133”) “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and hedging activities and requires the Company to recognize these as either assets or liabilities on the balance sheet and measure them at their respective fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The cross currency interest rate swap entered into in relation to our royalty arrangement did not qualify for hedge accounting under FAS 133. As a result, the change in the mark to market valuation is recorded directly to earnings.

     Under Canadian GAAP, the Company designated the cross currency interest rate swap (“swap”) as an effective hedge and accounted for the swap under hedge accounting until September 30, 2003. Effective October 1, 2003, the swap no longer qualifies as an effective hedge under Canadian GAAP. As a result, the treatment of the swap is consistent under both Canadian and U.S. GAAP effective October 1, 2003. The gain previously deferred is being amortized under Canadian GAAP over the life of the Israeli shekel liability.

(iii) Stock option compensation

Effective October 1, 2003, the Company prospectively adopted Statement of Financial Accounting Standards No. 123 (“FAS 123”) “Accounting for Stock-Based Compensation,” which requires the use of fair values for recording stock compensation. The treatment of stock-based compensation expense is consistent under both Canadian and U.S. GAAP effective October 1, 2003. Prior to October 1, 2003, the Company elected to apply the guidance set out in Accounting Principles Board Opinion No. 25, ‘’Accounting for Stock Issued to Employees’’ (“APB 25”) and related interpretations in accounting for its employee share options. Under APB 25, if the exercise price of the Company’s employee share option is below the market value of the underlying share on the date of the grant, APB 25 requires a stock compensation cost to be recognized. The U.S. GAAP difference recorded represented the amortization of such compensation expense. For the year ended September 30, 2004, the stock compensation cost recorded under APB 25 was $1,361 (2003 — $1,436).

b) Balance sheet differences

The amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	2004		2003
September 30	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Other receivables	$25,819	$25,836	$23,634	$23,998
Future income tax assets, current	$16,171	$15,914	$—	$—
Capital assets, net	$120,653	$121,080	$112,441	$112,716
Future income tax assets, long-term	$22,072	$22,260	$13,314	$13,446
Accrued and other liabilities	$(82,524)	$(81,584)	$(78,074)	$(82,073)
Long-term liabilities	$(12,166)	$(13,099)	$(16,950)	$(17,583)
Shareholders’ equity	$(369,939)	$(370,321)	$(303,987)	$(300,126)

For U.S. GAAP purposes, the deferred gain and loss on cash flow hedges are recorded as other comprehensive income. The convertible promissory note obligation to ScenicSoft as at September 30, 2003 was treated as a liability instead of contributed surplus.

c) Comprehensive income (loss) — current periods:

Years ended September 30	2004	2003	2002
Net earnings (loss) under U.S. GAAP	$9,901	$4,211	$(36,601)
Other comprehensive income:
Foreign currency translation adjustment	7,302	9,890	5,344
Deferred gain on hedging instruments, net of tax of $324	574	—	—
Gain recognized in income statement, net of tax of $67	(118)	—	—

Net gain in derivative instruments, net of tax of $257	456	—	—

Comprehensive income (loss)	$17,659	$14,101	$(31,257)

56     CREO INC. | ANNUAL REPORT 2004

d) Other comprehensive income (loss) — accumulated balances:

Years ended September 30	2004	2003	2002
Balance, beginning of year	$14,315	$4,425	$(919)
Foreign currency translation adjustment	7,302	9,890	5,344
Deferred gain on hedging instruments, net of tax of $324	574	—	—
Gain recognized in income statement, net of tax of $67	(118)	—	—

Net gain in derivative instruments, net of tax of $257	456	—	—

Balance, end of year	$22,073	$14,315	$4,425

e) Statement of cash flow differences

Under U.S. GAAP, no subtotal would be provided in the operating section of the consolidated statement of cash flows.

f) Development contract revenue

Development contract revenue included in net research and development expenses in the consolidated statement of operations for the year ended September 30, 2004 of $7,833 (2003 — $7,978, 2002 — $3,790) would be recorded as revenue under U.S. GAAP.

g) Pro forma information on stock-based compensation

Pro forma information regarding net earnings (loss) and earnings (loss) per share is required by FAS 123 for U.S. GAAP purposes. The Company has prospectively adopted FAS 123 effective October 1, 2003 and the fair value of the options issued has been amortized to expense using the cliff-vesting method. For stock options granted prior to October 1, 2003, had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company’s net earnings (loss) and earnings (loss) per share under U.S. GAAP would have been adjusted for the fair value of stock options calculated by an option pricing model using the following assumptions:

Years ended September 30	2003	2002
Dividend yield	0%	0%
Risk-free interest rate	3.8%	4.6%
Expected stock option life	5 years	5 years
Expected volatility	67%	61%
Average fair value of stock options granted	$5.65	$6.13

Years ended September 30	2004	2003	2002
Net earnings (loss) – under U.S. GAAP	$9,901	$4,211	$(36,601)
Fair value of stock options granted	(8,013)	(14,373)	(19,940)

Net earnings (loss) – pro forma	$1,088	$(10,162)	$(56,541)

Basic and diluted earnings (loss) per share – pro forma	$0.04	$(0.20)	$(1.14)

For purposes of pro forma disclosure, the estimated fair value of the stock options is amortized over the stock options’ vesting period on a straight-line basis.

h) Supplementary information:

(i) Accounts receivable are disclosed net of allowance for doubtful accounts as follows:

Years ended September 30	2004	2003	2002
Charged to expenses, net	$4,745	$8,461	$10,827
Allowance for doubtful accounts, end of year	$19,413	$17,003	$14,556

(ii) The Company expenses advertising costs as incurred under sales and marketing expenses. In 2004, advertising expenses were $4,317 (2003 — $5,386; 2002 — $6,126).

(iii) Prepaid expenses included in other receivables as at September 30, 2004 were $9,326 (2003 — $7,795).

CREO INC. | ANNUAL REPORT 2004     57

i) Recent accounting pronouncements

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“FAS 148”), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 is effective for fiscal years ending after December 15, 2002. The Company has adopted FAS 148.

     In December 2003, the FASB issued FAS No. 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This statement requires additional disclosures to be made by employers regarding pensions and other postretirement benefit plans, but does not change the measurement or recognition of those plans. Under this Statement, the disclosure provisions regarding foreign plans and estimated future benefit payments are effective for fiscal years ending after December 15, 2003 and interim periods beginning after December 15, 2003.

     On May 19, 2004, the FASB issued FASB Staff Position (“FSP”) regarding FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” discusses the effects of the Medicare Prescription Drug, Improvement and Modernization Act (the Act) enacted on December 8, 2003. FSP 106-2 considers the effect of the two new features introduced in the Act in determining accumulated postretirement benefit obligation (APBO) and net periodic postretirement benefit cost, which may serve to reduce a company’s post-retirement benefit costs. Companies may elect to defer accounting for this benefit or may attempt to reflect the best estimate of the impact of the Act on net periodic costs. There is no impact on the Company’s financial statements.

     In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). SAB 104’s primary purpose is to rescind accounting guidance contained in SAB No. 101, “Revenue Recognition in Financial Statements” related to multiple element revenue arrangements, superseded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” With the adoption of SAB 104, the Company continues to be in compliance with current revenue recognition standards.

     In March 2004, the FASB Emerging Issues Task Force (EITF) reached a consensus on the FASB ratified EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (EITF 03-1). EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,’” which delayed the effective date of the application guidance on impairment of securities included within EITF 03-1. There is no impact on the Company’s financial statements.

     In September 2004, the FASB EITF reached a consensus on EITF Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share.” The Task Force reached a conclusion that Contingently Convertible Instruments (“Co-Cos”) should be included in diluted earnings per share computations, if dilutive, regardless of whether the market price trigger or other contingent feature has been met. There was no impact on the Company’s financial statements.

20) SUBSEQUENT EVENT

On November 18, 2004, Plaintiff Compression Labs, Inc. added the Company to its patent infringement actions in the United States District Court for the Eastern District of Texas, Marshall Division, for infringement of U.S. Patent No. 4,698,672. The Company joins 43 other defendants being sued by the plaintiff for JPEG use. Plaintiff alleges that the Company infringes the patent by complying with the JPEG standard as defined by CCITT Recommendation T.81 entitled “Information Technology — Digital Compression and Coding of Continuous Tone Still Images — Requirements and Guidelines.” Plaintiff seeks unspecified damages, and other relief. The Company has determined that it is not possible to establish a reasonable estimate of possible damages, if any, or of the range of possible damages. Accordingly, no provision with respect to any settlement or possible damages has been made in the Company’s consolidated financial statements.

58     CREO INC. | ANNUAL REPORT 2004

Selected Consolidated Financial Data

Six-Year Financial Summary

The following selected consolidated financial data has been derived from the company’s consolidated financial statements that have been audited by KPMG LLP, independent chartered accountants. This data should be read in conjunction with the consolidated financial statements and related notes, and with the management discussion and analysis of financial condition and results of operations.

Statement of Operations Data:
(in thousands of United States dollars, except share and per share data, and in accordance with Canadian GAAP)

Years ended September 30	2004	2003	2002	2001	2000	1999
Revenue:
Product revenue	$379,489	$360,618	$336,329	$447,241	$335,535	$148,433
Service revenue	179,520	170,104	158,986	161,753	94,654	29,890
Consumables revenue	76,790	47,316	44,537	47,533	23,095	—

Total revenue	635,799	578,038	539,852	656,527	453,284	178,323
Cost of sales	366,180	320,197	306,581	378,176	252,765	94,465

Gross profit	269,619	257,841	233,271	278,351	200,519	83,858

Research and development, net	84,464	79,007	73,378	79,048	42,376	13,805
Sales and marketing	112,763	106,892	97,893	101,632	68,055	30,373
General and administration	62,459	63,767	67,259	82,134	35,634	10,144
Other expense (income)	(913)	(7,997)	(5,397)	258	(341)	(1,358)
Business integration costs and restructuring	4,336	3,423	9,140	17,231	10,845	—
Goodwill and other intangible asset amortization	3,148	2,659	309	74,314	35,248	—
Write-off of investments, goodwill and other intangible assets	—	—	—	336,170	—	—
Royalty arrangement	—	—	15,530	—	—	—

	266,257	247,751	258,112	690,787	191,817	52,964

Earnings (loss) before undernoted items	3,362	10,090	(24,841)	(412,436)	8,702	30,894
Gain on sale of investment	8,723	—	—	—	—	—
Income tax (expense) recovery	(611)	(1,541)	2,680	(2,319)	(9,811)	(12,334)
Equity loss	—	(3,040)	(2,141)	—	(967)	—
Minority interest	—	—	—	—	646	—

Net earnings (loss)	$11,474	$5,509	$(24,302)	$(414,755)	$(1,430)	$18,560

Basic earnings (loss) per share	$0.22	$0.11	$(0.49)	$(8.56)	$(0.04)	$0.65

Diluted earnings (loss) per share	$0.21	$0.11	$(0.49)	$(8.56)	$(0.04)	$0.62

Shares used in per share calculation:
Basic	52,765	49,788	49,528	48,472	39,429	28,369

Diluted	53,573	50,520	49,528	48,472	39,429	29,880

Other financial data:
Research and development, gross	$106,253	$103,295	$88,451	$94,749	$64,719	$31,269
Research and development, funding	(21,789)	(24,288)	(15,073)	(15,701)	(22,343)	17,464

Research and development, net	$84,464	$79,007	$73,378	$79,048	$42,376	$13,805

Balance Sheet Data:
(in thousands of United States dollars and in accordance with Canadian GAAP)

September 30	2004	2003	2002	2001	2000	1999
Cash and cash equivalents	$82,565	$59,021	$70,671	$60,241	$45,359	$103,075
Working capital	187,742	156,988	141,113	151,819	186,443	123,535
Total assets	579,370	501,392	495,205	487,707	944,570	220,403
Short-term debt	—	—	16,440	19,298	19,216	—
Shareholders’ equity	369,939	303,987	283,945	289,665	686,610	159,956

CREO INC. | ANNUAL REPORT 2004     59

Corporate Governance

The Creo leadership team and board of directors believe that effective corporate governance is essential to the well-being of the company. As such we are committed to high standards of corporate governance.

     We also believe that a strong, effective, independent board of directors plays a crucial role in protecting the interests of shareholders and maximizing the value they receive from their investment in the company.

MANDATE AND DUTIES OF THE BOARD

The board’s mandate is to oversee the business and affairs of the company, and provide guidance and direction to management in order to attain corporate objectives and maximize shareholder value. The Creo board maintains two committees: the audit committee and the compensation, nominating and corporate governance (“CNG”) committee. The committees of the board assist the board in fulfilling its mandate.

     The board’s strategic management process consists of an annual review of Creo’s five-year business plan; review of the annual operating and capital budgets; quarterly reviews of business performance and projections against budget; as well as discussions with management relating to strategic and operational issues. The board reviews the principal risks inherent in Creo’s business, including market and financial risks, and assesses the systems established to manage those risks. The board has regularly scheduled meetings each year with additional meetings held as required.

     The board of directors and its committees are each responsible for elements of corporate governance in accordance with their respective mandates. The CNG committee monitors and guides the corporate governance approach and practice of Creo. Directly and through its audit committee, the board also approves forward-looking financial guidance and assesses the integrity of Creo’s internal financial controls and management information systems.

COMPOSITION OF THE BOARD

The board derives its strength from the background, diversity, qualities, skills, and experience of its members. Directors are selected for qualities such as business judgment; integrity; business, financial or professional expertise; international experience; and familiarity with technology industries. Annually, the directors are individually elected by our shareholders.

     At the fiscal year end, Creo’s board of directors numbered 10 members. These directors include business and technology leaders who provide an invaluable breadth of experience.

INDEPENDENCE OF THE BOARD

Eight out of 10 Creo directors are independent and unrelated to the company and its affiliates. All of the independent Creo directors are also unrelated.

To ensure that the board operates in a manner that is independent of management:

•	The roles of chair and chief executive officer are separate;

•	An independent director, Mr. Charles Young, acts as chair of the board;

•	The board is comprised of a majority of independent directors;

•	All board committees consist solely of independent directors and have the resources required to operate independently of management; and

•	The independent directors meet separately from management directors regularly.

In addition, the board has established guidelines for director share ownership requiring that directors accumulate and hold at least 7,500 Creo shares within five years of being elected to the board. The chief executive officer is required to hold at least 30,000 common shares, and other senior executive officers are required to hold at least 15,000 common shares within five years of being appointed. At the fiscal year end, all directors own Creo shares with aggregate holdings of approximately 4.3 million shares. Approximately half of those shares are held by non-employee directors.

COMPENSATION OF THE BOARD

Management directors are not paid any compensation for being a director of Creo. In 2004, each independent director was paid an annual stipend of US$65,000 comprising of US$29,000 in cash and the balance being received in shares (in aggregate 28,512 shares were issued). The chair of the board was paid an additional fee of US$30,000 for serving as such. There were no fees paid or compensation awarded for attending meetings or participating in audit and CNG committees of the board since we believe these are the regular duties of the board members. In 2003, Creo discontinued the granting of stock options to directors in lieu of direct shares grants as a part of director’s compensation.

INFORMATION

The board has timely access to the information it needs to carry out its duties. Directors set agendas for board and committee meetings and receive a comprehensive package of information prior to each board and committee meeting. Directors communicate informally with management on a regular basis, and management solicits the advice of board members on matters falling within their special knowledge or experience.

60     CREO INC. | ANNUAL REPORT 2004

CORPORATE GOVERNANCE REGULATION

The Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market have issued guidelines for effective corporate governance. They require that listed companies annually disclose their practices. The corporate governance guidelines for both exchanges address questions such as the composition and independence of a company’s board of directors, its role, its committees and the effectiveness and education of its members.

Creo is in conformance with the corporate governance requirements of both the Toronto Stock Exchange and the Nasdaq Stock Market.

A point by point description of our governance practices is outlined in the management proxy circular issued for our annual and special meeting of shareholders to be held on February 10, 2005.

ETHICAL BEHAVIOR

The Creo code of conduct sets a high standard for ethical behavior throughout the company. At Creo, we know that maintaining the trust and respect of our customers, suppliers, investors, and the general public is essential to our continued success. The Creo code of conduct applies to everyone in the company, at all times and everywhere that we do business. It also outlines a confidential, and if required, anonymous mechanism where employees can report complaints directly to the board of directors. The board of directors reviews the code annually.

     This environment of ethical behavior has been designed to provide a platform for strong internal controls in our everyday business interactions. This year Creo added an internal auditing function to systematically evaluate our internal controls in compliance with requirements set out by the Sarbanes-Oxley Act. We believe this will improve the effectiveness of risk management, control, and governance processes at Creo.

COMMUNICATIONS

Creo is committed to excellence and timeliness in our communications. The investor relations team provides information to current and potential investors and responds to their inquiries. Creo makes copies of our annual report, annual information form, management proxy circular, quarterly financial reports, news releases and other investor information available on our web site at www.creo.com/investors. Corporate governance policies and documents are posted at www.creo.com/governance.

CREO INC. | ANNUAL REPORT 2004     61

Board of Directors

Charles Young (Chair of the Board)	Norman Francis	John McFarlane
President & Chief Executive Officer,	Corporate Director	Chairman & Chief Executive Officer,
Marin Investments Ltd.	DIRECTOR SINCE 2000	Ascendent Systems
DIRECTOR SINCE 1999		DIRECTOR SINCE 2003

Douglas Brengel	Steve Gordon	Amos Michelson
Senior Managing Director, West Coast Technology Group, Citigroup Global Markets, Inc. DIRECTOR SINCE 2000	Chief Operating Officer, Casey Family Programs & Corporate Director DIRECTOR SINCE 2004	Chief Executive Officer, Creo Inc. DIRECTOR SINCE 1992

Mark Dance	Jean-Francois Heitz	Kenneth Spencer
Chief Financial Officer & Chief Operating Officer, Creo Inc. DIRECTOR SINCE 2001	Corporate Director DIRECTOR SINCE 2004	Corporate Director DIRECTOR SINCE 1985

Morgan Sturdy
Corporate Director DIRECTOR SINCE 2001

Committees of the Board
AUDIT	COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE
Douglas Brengel (Chair)	Kenneth Spencer (Chair)
Norman Francis	John McFarlane
Steve Gordon	Morgan Sturdy
Jean-Francois Heitz	Charles Young

Creo Management Team
Amos Michelson Chief Executive Officer	Garron Helman Corporate VP & Managing Director, Creo Asia-Pacific	David Brown Corporate VP, Business Strategy

Dan Gelbart Chief Technology Officer	Scott Prina Corporate VP & Managing Director, Creo Japan	Ronen Cohen Corporate VP, Print On-Demand

Mark Dance Chief Financial Officer & Chief Operating Officer	Michael Rolant Corporate VP & President, Creo Israel	Stan Coleman Corporate VP, Printing Workflow Solutions

Judi Hess President & Acting President, Creo Americas	Israel Sandler Corporate VP & Managing Director, Creo Europe, Middle East and Africa	Arnon Dror Corporate VP, Finance

Philippe Favreau Corporate VP, Operations

Paul Kacir Corporate Secretary & General Counsel

Gord Kukec Corporate VP, Information Systems

Rob Mielcarski Corporate VP, Human Resources

Boudewijn Neijens Corporate VP, Global Marketing

Brad Palmer Corporate VP, Inkjet Printing

Kuty Paperny Corporate VP, Output Products

Eyal Shpilberg Corporate VP, Thermal Consumables

62     CREO INC. | ANNUAL REPORT 2004

Corporate Social Responsibility

At Creo we believe in total commitment to excellence, integrity, and ensuring customer success.

SOCIAL PERFORMANCE

Employee relations

People are the driving force behind the innovation and success of Creo.

     At Creo we set ambitious goals and expect outstanding performance. We ask a great deal of our employees and in return, we offer a great deal through our unique working culture that incorporates principles of respect, self-management, open communication, and creativity. In 2004, Creo was named one of Canada’s 50 Best Employers by the Globe and Mail’s Report on Business magazine.

     The Creo core principles promote effective and decentralized decision-making; very little loss of efficiency due to politics and bureaucracy; and a corporate culture that helps attract and retain excellent people and provides them with an empowering and challenging work environment.

Community relations

At Creo, we believe in playing a constructive role in the communities where we operate and our employees live.

     Creo supports charity work, community service, and professional organizations by matching employees’ time and donations; sponsors educational programs, university research, and scholarships; and holds high standards for personal and corporate behavior.

     This summer we established the Creo C.A.R.E.S. (Community, Awareness, Responsibility, Environmental, and Stewardship) Volunteer Program as an opportunity for Creo employees to get involved in the community and provide assistance to a variety of charitable organizations. In June, a group of Creo employees took part in the first Creo C.A.R.E.S. volunteer event. Creo employees donated their time and gardening skills for an afternoon at the Land Conservancy of B.C. We plan to hold similar volunteer events on a quarterly basis.

ENVIRONMENTAL PERFORMANCE

We aim to protect the environment and to conduct our business using solid environmental practices. We implement best practices in environmental management through the design and development of our prepress technology. We also contribute to environmental care through waste-reducing technology, recycling, and energy savings.

Our environmental goals are to:

•	Reduce and/ or control waste and where possible to prevent pollution;

•	Save resources;

•	Continue to improve our environmental management system; and

•	Continue to produce products that are friendly to the environment.

     This year we made a significant change in our business as we entered the digital media business and began manufacturing Creo-branded printing plates. We acquired a manufacturing facility in South Africa in fall 2003 and another facility in West Virginia, U.S., in spring 2004.

     We conducted a thorough due diligence review prior to both acquisitions. This process did not raise any significant environmental issues at our South African facility. In the manufacturing site we acquired in West Virginia, Tri-Chloro-Ethylene (“TCE”) had been detected by a previous owner. TCE is no longer used on the site and assessment and monitoring of the site under a plan approved by the West Virginia Department of Environmental Protection (“DEP”) has been underway since 1999. This plan includes groundwater sampling and treatment, and fully addresses the issues to the satisfaction of the West Virginia DEP. As part of the due diligence prior to the acquisition, Creo also conducted a thorough Phase 1 and Phase 2 environmental study of the property. No other significant issues were discovered.

     Creo is certified under the ISO 14001–1996 environmental management international standard in our worldwide operations — with exception to our two new printing plate manufacturing sites which we expect will be certified in the next two years. ISO 14001 is an internationally recognized environmental management system standard through which a company can demonstrate its commitment to sound environmental performance, pollution prevention and continual improvement. Our certification also covers the distribution of our products and provision of service to Creo customers from our regional offices around the world. We are audited annually for compliance.

     In Europe where we report nearly 40% of our sales there are new environmental directives being introduced with compliance requirements through to 2006. The objectives of the directives are to preserve, protect and improve the quality of the environment; protect human health; and utilize natural resources. The directives set out that preventive action should be taken, environmental damage should as a priority be rectified at the source, and the polluter should pay for any damages caused. The restriction of hazardous substances directive seeks to reduce the environmental waste of electric and electronic equipment by prohibiting the use of certain hazardous substances during manufacturing. Creo intends to be compliant with these directives within the next two years.

CREO INC. | ANNUAL REPORT 2004    63

Glossary

Consumables: Media such as plates, film, chemistry, ink and proofing paper that are ‘consumed’ in the printing process.

Computer-to-plate (CTP): The process of imaging printing plates directly with digital information, not in an analog process in which film is exposed.

Commercial printing: The largest segment of the printing industry. Commercial printers are the largest purchasers of prepress capital equipment.

Conventional plates: Printing plates imaged using analog methods such as film.

Digital media: All types of thermal plate and proofing consumables.

Digital printing: “Just-in-time” printing using xerographic or inkjet printers. Also referred to as quick or on-demand printing.

Flexographic printing: A type of printing where the ink is carried on the raised image area of a rubber or plastic printing plate.

Gravure: A printing method that uses ink-filled depressions in a cylinder to deposit ink on a substrate. The small depressions, known as “cells,” are etched into the cylinder to transfer the image.

Job Definition Format (JDF): A standardized file format that dictates how data is formatted, created and shared between print production systems.

Make ready: The phase of the printing process in which press is “made ready” for printing: the press is cleaned, ink is added, plates are mounted, the press is brought up to speed and adjusted for proper output.

Offset lithography: Offset lithography is the most commonly used printing process for commercial printing of magazines, catalogs, corporate materials and newspapers. In the offset printing process the master image is carried on a “printing plate” generally made from aluminum.

Platesetter: A CTP device that images printing plates using laser energy.

Prepress: The first phase of the printing process. Includes all the steps leading to the creation of a plate, including preparing the digital files, proofing the final output, and imaging the printing plates.

Printing process: The process of placing tiny dots of ink on paper to form an image. Most full-color printed images are formed by mixing dots of four primary ink colors: Cyan, Magenta, Yellow and blacK (CMYK).The original image must first be separated into the four primary colors. Each color separation is used to create a master image on an aluminum printing plate that will transfer the ink onto sheets of paper. The plates are mounted on a printing press, where each color is printed separately, one on top of the other, to create what the eye sees as a full range of colors.

Printing plate: A sheet of aluminum, plastic, rubber or other material, that is used to carry the image to be printed.

Processless plate: A printing plate that requires no additional treatment between the time it is imaged and the time it is hung on the printing press.

Processor: A machine containing processing chemicals that develop the image on a printing plate after it is exposed by a CTP device and before it is used on a printing press for printing.

Proofer: A special-purpose color printer that creates a preview print (a proof) that shows what the printed job should look like. The proof is used to check the layout and colors of text and images. Generally, the more expensive the device and its consumables, the closer the proof will be to the final printed output.

Thermal imaging: The technique of using infrared heat to produce an image. Creo CTP devices use thermal imaging to expose digital printing plates.

Variable-information printing: A use of digital printing in which text and graphic elements are variable, allowing each printed item to be different. Variable-information printing is used to create regionalized, and even personalized, printing, usually for direct marketing purposes.

Workflow software: Software and computer systems that handle the complex management of digital information in a prepress environment.

64     CREO INC. | ANNUAL REPORT 2004

Shareholder and Investor Information

Annual meeting

The next annual and special meeting of shareholders will be held at the Hilton Vancouver Metrotown located at 6083 McKay Avenue in Burnaby, British Columbia on Thursday, February 10, 2005 at 2:00 p.m. (Vancouver time).

Creo common shares

The Toronto Stock Exchange (“TSX”) and the Nasdaq Stock Market are the principal markets on which Creo common shares are traded. Our common shares were first listed on the TSX and the Nasdaq Stock Market on July 29, 1999. Our stock symbol on the TSX is CRE and on Nasdaq is CREO.

The following table sets out the high and low closing prices, as well as the total trading volume, for Creo common shares for the fiscal periods shown below.

	Nasdaq Stock Market			Toronto Stock Exchange
	High	Low	Total	High	Low	Total
	(US$)	(US$)	Volume	(C$)	(C$)	Volume
Fiscal 2002
First quarter	$13.88	$8.05	4,067,200	$22.65	$12.72	14,171,800
Second quarter	13.53	9.58	3,297,100	21.70	15.37	6,337,600
Third quarter	12.45	9.46	1,615,100	19.41	14.26	7,036,000
Fourth quarter	10.22	5.01	782,200	15.45	7.98	3,691,100
Fiscal 2003
First quarter	$8.44	$4.42	1,244,700	$13.08	$7.00	9,654,000
Second quarter	8.95	5.58	1,511,800	13.75	8.18	6,490,200
Third quarter	8.43	5.48	869,100	11.64	8.06	10,267,100
Fourth quarter	10.98	6.99	1,936,600	15.14	9.68	13,170,300
Fiscal 2004
First quarter	$12.02	$9.69	3,923,100	$15.80	$12.61	9,307,900
Second quarter	11.58	8.90	5,322,900	15.50	11.90	9,696,700
Third quarter	9.77	6.60	4,352,400	12.55	9.10	12,316,600
Fourth quarter	9.50	7.69	5,333,500	12.67	10.00	11,343,400

Dividend policy

Creo has never declared or paid any cash dividends on our common shares. Our current policy is to retain our earnings to finance and expand our current business and to otherwise reinvest in the company.

Annual information form (Form 40-F)

The company’s annual information form (“AIF”) is filed with securities regulators in Canada and the U.S. Under the Multi-Jurisdictional Disclosure System, Creo’s AIF is filed on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”), in satisfaction of its annual filing requirement.

Quarterly financial reports

Creo has a fiscal year ended September 30. Tentative dates for the release of Creo’s quarterly results for fiscal 2005 are:

•	Q1 2005: February 3, 2005

•	Q2 2005: May 4, 2005

•	Q3 2005: August 4, 2005

•	Q4 2005: November 16, 2005

We electronically file each of our quarterly financial reports with the regulatory authorities in Canada and with the SEC in the U.S. on Form 6-K.

Auditors

KPMG LLP, Vancouver, British Columbia, Canada

Investor relations	Transfer agent and registrar
Creo Investor Relations	Computershare Trust Company of Canada
3700 Gilmore Way	100 University Avenue, 9th Floor
Burnaby, British Columbia	Toronto, Ontario
V5G 4M1 Canada	M5J 2Y1 Canada
T: +1.604.451.2700	T: +1.800.564.6253
F: +1.604.437.9891	F: +1.866.249.7775
IR@creo.com	caregistryinfo@computershare.com
www.creo.com/investors	www.computershare.com

CREO INC. | ANNUAL REPORT 2004    65

Highlights
October 1, 2003 – September 30, 2004

1st Quarter

October 1, 2003 – December 31, 2003

•	Creo launches new Spire™ color servers for the Xerox® DocuColor™ 3535 and 5252 printers, along with new versions of the Prinergy® workflow management system, Synapse® InSite Internet portal, and Pandora® step-and-repeat software.

•	Creo delivers the 8000th Brisque® workflow management system, the world’s most installed prepress system.

•	Creo tenders equity stake in Printcafe and collects outstanding loan.

•	Creo commitment to corporate social responsibility recognized with Overall Leadership Award for large business at Ethics in Action™ Awards.

•	Creo completes the acquisition of plate-production facility in South Africa.

•	Creo acquires software technology from HiT Internet Technologies SpA of Affi, a leading developer of technology for the publishing industry, to be incorporated into the new Synapse NewsManager workflow.

2nd Quarter

January 1, 2004 – March 31, 2004

•	Creo signs agreement to resell Xerox digital presses and cooperate with Xerox on digital printing workflow software development.

•	Creo acquires plate technology and plate-production facility in Middleway, West Virginia. The acquired plate technology allows Creo to introduce two new plates — Fortis™ PN for the newspaper market and Mirus™ PN for the commercial and packaging market.

•	Creo introduces the Exactus™ thermal gravure cylinder preparation system.

•	Creo introduces Spotless™ 4 and Spotless™ X software, enabling printers to represent spot colors with process inks. This software eliminates the cost of special inks, allows for a broader spectrum of colors on a single job, and enables accurate prediction of what colors will look like on press.

•	Award-winning printers, leading print buyers, and on-demand printing experts attend the Creo Users Association (CUA) Conference. The conference is a forum for exchanging information with industry peers, participating in strategic and technical sessions, and meeting with Creo developers and management.

•	Creo launches Prinergy® Evo, a new workflow system for commercial printers. Built on the foundation of the market-leading Prinergy workflow — with over 2,000 installations — Prinergy Evo is an easy-to-use, affordable PDF production system.

•	Creo introduces the Magnus™ very large-format (VLF) computer-to-plate (CTP) imaging device, the fastest fully automated VLF device on the market.

•	The Creo Leaf team and Hasselblad cooperate to create an advanced digital-optical bond, resulting in the fastest integrated medium-format digital photography system available.

•	Creo completes equity offering of five million Creo shares with proceeds of US$48.4 million, net of share issue cost and tax benefit.

•	Creo releases new version of Darwin™ variable information (VI) authoring tool. Darwin turns QuarkXPress® documents into variable data documents, making all elements dynamic. The software efficiently handles large databases for targeted one-to-one marketing and promotional campaigns.

•	Xerox Corporation names Creo Software Partner of the Year.

•	Creo announces partnership to supply thermal plate in China with Sichuan Juguang Printing Apparatus Co. Ltd., one of the largest plate manufacturers in China.

•	Creo and Koenig & Bauer AG (KBA) bundle the new Lotem® 200K platesetter with the KBA Genius 52 sheetfed offset press in Europe, the Middle East and Africa.

66     CREO INC. | ANNUAL REPORT 2004

3rd Quarter

April 1, 2004 – June 30, 2004

•	Creo HyperFlex™ plate resolution enhancement software receives 2004 Flexographic Technical Association/Flexo Market News Technical Innovation Award.

•	New reseller agreement announced between Creo Asia Pacific and KBA for the sale of Brisque workflow solutions and related products for the KBA 74 Karat digital offset press in Asia-Pacific.

•	Creo showcases complete business solutions for commercial, packaging, digital and newspaper printers at Drupa 2004 tradeshow in Düsseldorf, Germany and exceeds all sales targets.

•	Creo introduces two new processless printing plates: a waterless polyester plate for direct imaging presses and a processless aluminum plate for commercial offset printing.

•	Networked Graphic Production Partners unveil more than 80 integrated solutions that link different vendors’ prepress, management information systems (MIS), presses, or finishing systems and allow data to flow between them.

•	Creo introduces Leaf® Valeo wireless digital camera back family.

•	Creo delivers new versions of key prepress software: Prinergy, Brisque, Synapse UpFront®, Synapse InSite, Synapse Link, Preps®.

•	Creo, Adobe, and Xerox demonstrate integrated workflows for digital and commercial printing.

•	Creo launches new Spire™ color server platform.

•	Veris™ proofer receives SWOP® certification for consistent output quality.

4th Quarter

July 1, 2004 – September 30, 2004

•	Creo launches new Variable Information (VI) Toolbox software for creating entry-level variable-information jobs with common PC desktop applications such as Microsoft® Word.

•	Creo launches Spire CXP8000 color server for Xerox DocuColor 8000 digital press.

•	Creo commences cost-saving and restructuring program targeting US$24 million annualized savings by the 2005 third quarter.

•	Creo board of directors establishes a special committee of independent directors charged with evaluating and assessing Creo’s current business plan and considering a full range of strategic options with the objective of enhancing shareholder value. The board anticipates that the evaluation process will be completed during January 2005.

•	Creo introduces the iQsmart1® scanner and the Leaf Aptus digital camera back.

•	Creo launches next-generation of ThermoFlex® Mid digital imager and Prinergy Powerpack™ prepress workflow for the packaging market.

•	Networked Graphic Production Partners announce the development of over 140 pairs of JDF-integrated solutions.

CREO INC. | ANNUAL REPORT 2004    67

Creo Offices	Principal subsidiaries

Head office	Creo Americas	Creo Israel
3700 Gilmore Way	3 Federal Street	P.O. Box 330
Burnaby, British Columbia	Billerica, Massachusetts	Herzlia Industrial Park
V5G 4M1, Canada	01821, USA	46103, Herzlia B, Israel
T: +1.604.451.2700	T: +1.978.439.7000	T: +972.9.9597222
F: +1.604.437.9891	F: +1.978.439.7031	F: +972.9.9502922
IR@creo.com
www.creo.com	Creo Asia-Pacific	Creo Japan
	3/F, 625 King’s Road	1-17-8, Higashi-Ikebukuro
	North Point, Hong Kong	Toshima-ku,
	T: +852.2882.1011	Tokyo, 170-0013
	F: +852.2881.8897	Japan
T: +81.3.5954.9050
	Creo Europe, Middle East and Africa	F: +81.3.5954.9055
Waterloo Office Park
Drève Richelle 161
B-1410 Waterloo, Belgium
T: +32.2.352.2511
F: +32.2.351.0915

68     CREO INC. | ANNUAL REPORT 2004

Production Notes

This annual report was produced using Creo technology, including our digital plates:

File transfer: Tokens,™ Synapse® InSite
Workflow: Prinergy®
Screening: Staccato® 10
Proofing: Integris,™ Proofsetter® Spectrum, Synapse InSite
Platesetting: Trendsetter® 800 Quantum with SQUAREspot® thermal imaging
Plates: Creo Positive Thermal Plate

Printer: Hemlock Printers Ltd.
Design: Signals Design Group
Principal photography: David Cooper and Larry Goldstein

©Creo Inc. 2004. The Creo logo and Creo product names are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders.

On this page, we reproduced five pages of this annual report at 15% of their original size. Under a magnifying glass, the text is clearly legible. This demonstration highlights the incredibly high resolution of Creo computer-to-plate devices, Staccato screening, and digital plates.

Creo would like to extend special thanks to the customers who contributed their time, wisdom, and resources in the creation of this report: Dixie Printing and Packaging Corp.; DME Inc.; Dongsan Color Co.; Network Communications, Inc.; Rotimprés Impressions Offset S.A.; and Vis-O-Graphic, Inc.

The people holding plates in this report are all Creo employees: Lloyd Aning, Debbie George, Galen Lee, Amnon Naschon, Jessica Trudeau, Peter Wachowich, and Anna Williams. We would like to thank them for their time and enthusiastic participation.

creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. The leading provider of prepress systems, Creo helps customers worldwide adopt digital production methods that reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on-demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, and color servers for high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$635.8 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). Learn more at www.creo.com.